UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933-

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☓ Form C/A: Amendment to Offering Statement
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. Name of issuer: Legally Addictive Foods, Inc.

2. Form: Corporation

3. Jurisdiction of Incorporation/Organization: Delaware

4. Date of organization: January 14, 2026

5. Physical address of issuer: 108 Monticello Rd, #1250, Weaverville, NC 28787

6. Website of issuer: https://legallyaddictivefoods.com

7. Is there a co-issuer: No

8–13. Name/Form/Jurisdiction/Date of organization/Physical address/Website of co-issuer: Not applicable — no co-issuer.

14. Name of intermediary facilitating the offering: Vicinity, LLC

15. CIK number of intermediary: 0001798542

16. SEC file number of intermediary: 7-223

17. CRD number of intermediary: 307772

18. Compensation to intermediary:

A commission equal to 6% of the total amount raised, payable at each closing.

19. Other direct or indirect interest of intermediary:

(a) 2% of the total amount raised in the form of the securities offered in this offering; and (b) a 1% transaction fee on any future payments from the Company to investors under the Notes, to facilitate the distribution of that payment.

20. Type of security offered: Convertible Promissory Notes

21. Target number of securities to be offered: $100,000

22. Price (or method for determining price): The Notes are purchased at par — $1.00 of original principal amount for each $1.00 invested. There is no separate purchase price beyond the Note's stated principal amount.

23. Target offering amount: $100,000

24. Oversubscriptions accepted: Yes

25. If yes, allocation method: First-come, first-served basis, up to the Maximum Offering Amount, in the Company's discretion

26. Maximum offering amount: $1,000,000

27. Deadline to reach the target offering amount: December 16, 2026

28. Current number of employees with issuer and co-issuer: 23

29. Financial Information (most recent reviewed fiscal year-end vs. prior fiscal year-end)

	FY 2025	FY 2024
Total Assets	$640,248	$678,633
Cash & Cash Equivalents	$36,828	$68,239
Accounts Receivable	$71,757	$52,474
Short-Term Debt	$323,037	$64,283
Long-Term Debt	$748,035	$728,668
Revenues/Sales	$1,366,989	$1,246,138
Cost of Goods Sold	$525,125	$512,739
Taxes Paid	$0	$0
Net Income (Loss)	$(207,403)	$(87,112)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US states and territories.

Amount Header	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

Legally Addictive Foods, Inc., a Delaware corporation (the "Company" or "Issuer"), converted from Legally Addictive Foods, LLC (organized in 2015) into a Delaware corporation in January 2026, with its principal place of business in Weaverville, North Carolina, United States, and its website address https://legallyaddictivefoods.com, has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LEGALLY ADDICTIVE FOODS, INC.

By: _________________________

Name: Seth Eisman

Title: Chief Executive Officer

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

October 28, 2026
Form C
Up to $1,000,000

Legally Addictive Foods, Inc. (the "Company," "we," "us," or "our"), a Delaware corporation, is offering up to $1,000,000 (the "Maximum Offering Amount") of Convertible Promissory Notes (the "Notes" or the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $100,000, and the minimum investment amount per investor is $1,000.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinityventures.co/offers/mty3--legally-addictive-foods

A prospective Investor from any participating jurisdiction must purchase the Notes through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Notes at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation, including compensation in the form of securities, related to the purchase and sale of the Securities, as described in Items 18–19 above.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH

PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has

made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	100,000
Maximum amount of securities being offered	1,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for Key Hires, Sales + Marketing Expansion, Production Expansion, and more. Further details found within in Use of Proceeds section.
Voting Rights	None

As part of this Regulation Crowdfunding Offering, Legally Addictive Foods, Inc. (the "Company") intends to raise up to $1,000,000 (the "Maximum Offering Amount") through the issuance of Convertible Promissory Notes (the "Securities"). The Target Offering Amount is $100,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions between the Target Amount and the Maximum Offering Amount.

The Securities are being offered in minimum investment increments of $1,000. Each Note will accrue simple interest at a rate of 8% per annum and will mature on September 1, 2029 (the "Maturity Date"), unless earlier converted or repaid in accordance with the terms of the Note,

The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

Upon the occurrence of certain events — including (i) a "Next Equity Financing" (the Company's next sale of equity securities raising gross proceeds of at least $750,000), (ii) a Sale of the Company, or (iii) the Maturity Date — the Notes and all accrued and unpaid interest will automatically convert into Conversion Shares, without any election by the Holder, the Requisite Noteholders, or the Company. A Next Equity Financing conversion is priced at the lower of (a) 80% of the price paid by investors in that financing (i.e., a 20% discount) or (b) the price implied by a $12,000,000 valuation cap, and converts into the same class of equity securities sold in that financing; a Sale of the Company or Maturity Date conversion is priced solely at the price

implied by the $12,000,000 valuation cap and converts into shares of the Company's Common Stock, in each case as further described in the form of Note attached as an Exhibit hereto. Proceeds from the Offering will be used primarily for key hiring in sales and marketing, direct-to-consumer sales and marketing / digital brand awareness, and production expansion and working capital, to support the Company's growth. A detailed breakdown of the planned use of funds can be found in the “Use of Proceeds” section of this Offering Statement.

Membership-Based and Investment-Size Bonus Shares

Eligible investors receive additional Conversion Shares upon conversion of their Notes, based on membership status and/or investment size as of the Holder's Closing Date (the date the Holder's funds are released from escrow to the Company). These "Bonus Shares" are not separate securities. They are simply extra shares folded into the Conversion Shares issued when the Note converts, for no additional consideration, rounded down to the nearest whole share.

Membership Bonus: 10% for active VentureSouth members, or 5% for active Vicinity Venture Club members. A member of both receives the higher percentage (10%), not both.

Investment Size Bonus: 5% for investments of $25,000 to less than $50,000; 10% for investments of $50,000 or more (single highest tier only).

Stacking: The two bonus types add together; there's no stacking within either one. Maximum combined bonus (the "Aggregate Bonus Percentage"): 20%.

Example: An active VentureSouth member investing $50,000 has a 20% Aggregate Bonus Percentage. A Note that would otherwise convert into 1,000 shares instead converts into 1,200 shares, for the same investment.

Terms; No Additional Consideration

Bonus Shares are issued as part of the same conversion, in the same class, and on the same terms as the Holder's other Conversion Shares, calculated by applying the Aggregate Bonus Percentage within the Note's conversion formula, not through a separate issuance.

Terms

The Securities offered in this Offering are Convertible Promissory Notes (the "Notes"), issued by the Company to Investors on identical terms except for each Holder's Principal Amount, Aggregate Bonus Percentage, and Closing Date. The material terms of the Notes are as follows:

Principal and Interest. Each Note accrues simple interest at the Interest Rate (8% per annum, calculated on a 365-day year for the actual number of days elapsed) on its outstanding Principal Amount from its Closing Date, the date the Holder's subscription funds are released from escrow to the Company. No interest accrues while a Holder's funds remain in escrow prior to the Closing Date.

Unsecured, Subordinated Obligation. Each Note is a general unsecured obligation of the Company and is subordinated in right of payment to all current and future Senior Debt (indebtedness for borrowed money owed to banks, commercial finance lenders, or other institutions regularly engaged in the business of lending money). As among the Notes, all Notes rank pari passu with one another; if the Company must repay the Notes in cash and lacks sufficient funds to pay all of them in full, payment is made pro rata based on outstanding principal and accrued interest, without regard to any Holder's Aggregate Bonus Percentage.

Automatic Conversion; No Election Required. Unless earlier converted or repaid, the Notes automatically convert into Conversion Shares upon the earliest to occur of three triggers, none of which require an election or further action by the Holder, the Requisite Noteholders, or the Company. The class of stock comprising the Conversion Shares depends on which trigger occurs, as described below:

- *Next Equity Financing Conversion.* Upon the closing of the Company's next sale of Equity Securities raising gross proceeds of at least $750,000 (the "Next Equity Financing"), the Notes automatically convert into Conversion Shares on the same terms as the Equity Securities sold in that financing, at the Conversion Price described below.
- *Sale of the Company.* If the Company is sold before a Note converts or is repaid, that Note is automatically treated whichever way yields the greater value to the Holder: cash repayment of principal and accrued interest, or conversion into shares of Common Stock (as Conversion Shares), participating in the sale alongside the Company's other Common Stock holders. The Company's board of directors determines in good faith, immediately before closing, which alternative yields the greater value, and that determination is conclusive and binding on the Holder absent manifest error. No Bonus Shares are issued if a Note is cash-repaid under this provision.
- *Maturity Conversion.* On the Maturity Date, each outstanding Note automatically converts into shares of Common Stock (as Conversion Shares), regardless of whether the Company has issued Preferred Stock or any other class or series of capital stock by that date. There is no cash-repayment alternative at maturity.

Conversion Price. For a Next Equity Financing conversion, the Conversion Price is the lower of (a) a 20% discount (the "Discount") to the lowest per-share price paid by investors in that financing, or (b) the price implied by dividing the $12,000,000 Valuation Cap by the Company's Fully Diluted Capitalization immediately before that financing closes. For a Sale of the Company or Maturity Date conversion, the Conversion Price is solely the price implied by dividing the Valuation Cap by the Company's Fully Diluted Capitalization immediately before the relevant event; the Discount does not apply to those conversions.

Bonus Shares. Qualifying Holders receive additional Conversion Shares through an Aggregate Bonus Percentage of up to 20%: a Membership Bonus (the greater of 10% for active VentureSouth members or 5% for active Vicinity Venture Club members, not both) and an Investment Size Bonus (5% for investments of $25,000 to less than $50,000, or 10% for investments of $50,000 or more, single highest tier only). The two bonus types stack with each other but not within themselves. Bonus Shares are funded entirely by the Company (i.e., dilutive to the Company, not Vicinity) and issued for no additional consideration; Vicinity receives no compensation calculated by reference to the Aggregate Bonus Percentage.

Prepayment. The Company may not prepay a Note without the written consent of that Note's own individual Holder, except in connection with a Sale of the Company. Consent of the Requisite Noteholders is not sufficient to authorize prepayment of any other Holder's Note.

Events of Default. Failure to timely pay any amount due under a Note (uncured after 5 days), or specified bankruptcy, insolvency, or receivership events affecting the Company, constitute Events of Default and entitle the Requisite Noteholders to accelerate all outstanding principal and accrued interest.

Transfer Restrictions. The Notes and any Securities issued upon their conversion may not be transferred for one year after issuance, except to the Company, to an accredited investor, as part of a registered offering, to certain family members or trusts, or in connection with the Holder's death or divorce, all as permitted under Rule 501 of Regulation Crowdfunding.

Special Purpose Vehicle. The Company may, in its sole discretion, cause the Conversion Shares issuable upon conversion of the Notes to be issued into a special purpose vehicle or similar aggregation entity it forms for that purpose, rather than issuing shares directly to each Holder. In that event, the Holder receives an interest in that vehicle intended to be economically equivalent to the Conversion Shares the Holder would otherwise have received, and agrees to execute any additional documentation reasonably required to implement that structure.

Amendment. The Notes may be amended, and their provisions waived, with the written consent of the Company and the Requisite Noteholders (holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes), except that no amendment may change any individual Holder's Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, or Aggregate Bonus Percentage without that Holder's own consent.

No Personal Liability; Board Approval. No officer or director of the Company is personally liable for amounts due under the Notes. The Company represents that its board of directors has approved issuance of the Notes in the exercise of its fiduciary duty.

Governing Law. The Notes are governed by the internal laws of the State of Delaware

Definitions

Aggregate Bonus Percentage means, with respect to a Holder, the sum of the Bonus Percentages for each Bonus Category for which the Holder qualifies as of that Holder's Closing Date, fixed as of that date and set forth on the Holder's signature page.

Bonus Category means each of the two categories of bonus eligibility: the Membership Bonus and the Investment Size Bonus.

Cash Amount means, in a Sale of the Company where a Note is cash-repaid rather than converted, an amount equal to all accrued and unpaid interest plus the outstanding Principal Amount of that Note.

Closing means a closing of the Offering at which subscription funds are released from escrow to the Company; a Note is deemed issued, and interest begins to accrue, only upon a Closing with respect to that Holder's subscription.

Closing Date means, with respect to a Holder's Note, the date of the Closing at which that Holder's subscription funds are released from escrow to the Company. Interest accrual on the Note and the Holder's qualification for the Membership Bonus and Investment Size Bonus are both measured as of the Closing Date, not the date the Holder signs the Note or submits funds; no interest accrues and no bonus qualification is measured while funds remain in escrow prior to the Closing Date.

Common Stock means the Company's common stock, par value $0.00001 per share.

Conversion Price means, depending on the conversion trigger: for a Next Equity Financing conversion, the lesser of (i) 80% of the lowest per-share purchase price paid in that financing, and (ii) the Valuation Cap divided by the Fully Diluted Capitalization immediately before that financing closes; for a Sale of the Company or Maturity conversion, the Valuation Cap divided by the Fully Diluted Capitalization immediately before the relevant event.

Conversion Shares means the number of shares of Equity Securities issuable upon conversion of a Note, equal to (outstanding Principal Amount plus unpaid accrued interest, divided by the Conversion Price) multiplied by (100% plus the Holder's Aggregate Bonus Percentage), rounded down to the nearest whole share. The class of shares comprising the Conversion Shares depends on the conversion trigger: a Next Equity Financing conversion converts into the class of Equity

Securities sold in that financing, while a Sale of the Company or Maturity Date conversion converts into shares of Common Stock.

Discount means twenty percent (20%).

Equity Securities means Common Stock, and any securities convertible into or exercisable for Common Stock, excluding compensatory grants to service providers, convertible promissory notes (including the Notes), and SAFEs.

Event of Default means: (a) failure to timely pay any amount due under a Note, uncured within 5 days; (b) the Company filing for bankruptcy, reorganization, insolvency, or an assignment for the benefit of creditors; or (c) an involuntary bankruptcy petition against the Company not dismissed within 60 days, or appointment of a receiver or similar official over material Company property.

Financing Agreements means the agreements a Holder may need to execute upon a Next Equity Financing conversion, covering the purchase and sale of the Conversion Shares and any related registration rights, rights of first refusal and co-sale, rights of first offer, or voting rights.

Fully Diluted Capitalization means the Company's issued and outstanding capital stock, assuming conversion or exercise of all outstanding convertible or exercisable securities and (for Next Equity Financing purposes only) the expanded equity incentive plan pool, but excluding the Notes, any SAFEs, and any Equity Securities issuable upon their conversion.

Interest Rate means eight percent (8%) per annum, simple interest, calculated on a 365-day year for the actual number of days elapsed.

Maturity Date means September 1, 2029, being three years after the Offering's actual launch date of September 1, 2026.

Next Equity Financing means the Company's next sale of Equity Securities raising gross proceeds of at least $750,000 (excluding principal amounts of Notes converted in that financing).

Preferred Stock means all series of the Company's preferred stock, now existing or later created.

Requisite Noteholders means holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes.

SAFE means any simple agreement for future equity (or similar instrument) issued by the Company for bona fide financing purposes.

Sale of the Company means a sale of all or substantially all Company assets or IP, a merger or consolidation in which the Company's stockholders do not retain majority voting control of the

surviving entity, or a transfer of Company stock resulting in a person or group owning more than 50% of outstanding voting securities; excludes reincorporations, holding-company reorganizations, and bona fide financings.

Securities Act means the Securities Act of 1933, as amended.

Senior Debt means all current and future indebtedness for borrowed money (secured or unsecured) owed to banks, commercial finance lenders, or similar institutions, to which the Notes are subordinated.

Valuation Cap means $12,000,000.

Vicinity means Vicinity, LLC, the FINRA-registered funding portal (and/or its designated affiliates) acting as intermediary for the Offering.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Corporate Actions of the Issuer

Because the Notes are governed by their own terms rather than by any general right to participate in Company decisions, the Company can take most corporate actions unilaterally, without Noteholder consent. The Note limits the Company's ability to amend only a narrow set of terms tied to a specific Holder's Note (Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, and Aggregate Bonus Percentage). Everything else, including the Company's governance, capital structure, and business decisions, remains entirely within the discretion of the Company's board and stockholders, in which Noteholders currently hold no seat, vote, or veto. Noteholders may have voting or other decision making rights after the conversion of the notes, but the form of those stockholder rights can not be guaranteed.

This risk is heightened by the Company's ownership and governance structure: Seth Eisman and Laura Shafferman together hold a majority of the Company's outstanding equity and serve as its only officers and directors. As a result, decisions to take on additional debt, issue additional SAFEs or other securities (potentially on terms senior to, or diluting the future equity of, converted Noteholders), amend the certificate of incorporation or bylaws, set executive compensation, or enter into related-party transactions (the Company already has outstanding

related-party loans and founder guarantees of Company debt, as described under "Affiliated Party Transactions") are made by the same two individuals without an independent board or minority stockholder check. Noteholders will have no ability to weigh in on, or object to, any of these decisions before or after their Notes convert.

Because the timing and terms of the Company's Next Equity Financing directly determine the price at which the Notes convert, and a Sale of the Company determines whether Noteholders are cashed out or converted, the founders' unilateral control over if and when either event occurs is a direct economic risk to investors, not just a governance formality. Even after conversion, Noteholders are expected to hold a small minority stake and will have no practical ability to influence the election of directors, further issuances, a future sale of the Company, or repurchases of securities, all of which will remain in the founders' control

Certain tax considerations

The U.S. federal, state, local, and non-U.S. tax treatment of an investment in the Notes, including the accrual of interest, the receipt of any Bonus Shares, and the conversion of the Notes into Conversion Shares, depends on each Investor's particular circumstances and involves a number of unsettled and fact-specific questions. The Company intends to treat the Notes as debt instruments for U.S. federal income tax purposes, but this is a good-faith determination only, is not binding on the IRS or any other taxing authority, and is not intended to be, and should not be construed as, legal or tax advice to any particular Investor.

This discussion is not a substitute for individualized tax advice. All prospective Investors are strongly urged to consult their own tax advisors, before investing, regarding the specific U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and converting or otherwise disposing of the Notes based on their own particular circumstances

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned, calculated on an as-issued and outstanding basis.

Name	% Owned
Laura Shafferman	54.5%
Seth Eisman	45.5%

Directors and Officers

Laura Shafferman

Position(s): Director; Secretary; Co-Founder and Chief Marketing Officer
Full-time or Part-time: Full-time

Principal occupation and employment responsibilities during at least the last three years:

Laura Shafferman is Co-Founder and Chief Marketing Officer of Legally Addictive Foods, Inc. and its predecessor, Legally Addictive Foods, LLC. Since the Company's founding in 2015, Ms. Shafferman has played a central role in the development of the Legally Addictive brand, including its products, packaging, brand identity, consumer positioning, and overall creative direction.

Ms. Shafferman currently leads the Company's marketing and brand strategy and oversees product development, creative direction, consumer-facing communications, and key sales and commercial initiatives. She also plays an active role in evaluating new products, strategic partnerships, retail opportunities, and other growth initiatives.

Prior to co-founding Legally Addictive, Ms. Shafferman worked in corporate sales and marketing, including experience associated with Corcoran and Brown Harris Stevens. Her background combines consumer-facing sales and marketing experience with more than a decade of experience building and operating the Legally Addictive brand.

Education: BA, Hofstra University, 1996.

Seth Eisman

Position(s): Director; Co-Founder and Chief Executive Officer
Full-time or Part-time: Full-time

Principal occupation and employment responsibilities during at least the last three years:

Seth Eisman is Co-Founder and Chief Executive Officer of Legally Addictive Foods, Inc. and its predecessor, Legally Addictive Foods, LLC. Since co-founding the Company, Mr. Eisman has played a central role in developing and scaling the Company's operations, manufacturing capabilities, supply chain, fulfillment, business affairs, and overall growth strategy.

Mr. Eisman currently oversees the Company's day-to-day business operations and strategic planning, including manufacturing and production, supply chain and fulfillment, financial and capital planning, strategic partnerships, and development of new distribution channels. He also works closely with the Company's sales and marketing leadership on commercial strategy and expansion into alternative channels, including travel, hospitality, foodservice, club, and other strategic accounts.

Prior to focusing on Legally Addictive, Mr. Eisman built a career in television and media production, including serving as Senior Vice President / Executive in Charge of Production for Food Network's *Chopped* and as a production consultant for Netflix. His background includes experience managing complex productions, budgets, teams, logistics, business affairs, and operational requirements, experience that has informed his approach to scaling the Company's manufacturing and business operations.

Education: BFA, SUNY Purchase, 2000.

Advisory Board. In addition to its officers, the Company works with an informal advisory board that is not part of the Company's Board of Directors and has no authority to bind the Company. Current advisors include Meredith Gray (sales), Scott Sporcich (CPG brokerage and retail strategy), Sam Ogborn (marketing strategy), Chachi Senior (media and television), and Vincent Biscaye (fractional CFO and finance).

Capitalization

The Company has issued the following outstanding Securities

Common Stock

Item	Detail
Type of security	Common Stock, par value $0.00001 per share
Amount outstanding	9,900,000 shares (11,000,000 shares authorized; 1,100,000 shares reserved under the 2026 Equity Incentive Plan)
Voting rights	One vote per share
Anti-dilution rights	None
How this security may limit, dilute, or qualify the Securities issued in this Offering	Common Stock issuable upon conversion of the Notes will be diluted by (i) any Common Stock issued upon conversion of the Company's outstanding SAFEs, (ii) any shares issued under the 2026 Equity Incentive Plan, and (iii) any Common Stock or other equity securities the Company issues in the Next Equity Financing or thereafter.
Percentage ownership of the Company by holders of this security (pre-Offering, as issued and outstanding)	100% of issued and outstanding Common Stock; 90% on a fully diluted basis including the unallocated Equity Incentive Plan pool

SAFEs (Simple Agreements for Future Equity)

Item	Detail
Type of security	SAFE — Post-Money Valuation Cap with Discount (5 outstanding agreements)
Amount outstanding	$225,000 aggregate purchase amount, held by four unaffiliated investors
Interest rate / discount	No interest (SAFEs are not debt); 20% discount to the price per share in a future equity financing
Group 1	$125,000 aggregate at a $10,000,000 post-money valuation cap

Item	Detail
Group 2	$100,000 aggregate at a $7,000,000 post-money valuation cap
Voting rights	None prior to conversion
How this security may limit, dilute, or qualify the Securities issued in this Offering	The SAFEs will convert into Preferred Stock (or, in certain cases, Common Stock) upon a future equity financing, liquidity event, or dissolution, diluting all other equity holders, including Noteholders upon conversion of their Notes.
Percentage ownership assuming conversion	Not currently determinable; dependent on the price and terms of the Next Equity Financing

Convertible Promissory Notes (this Offering)

Item	Detail
Type of security	Convertible Promissory Notes
Amount outstanding (upon completion of this Offering)	$100,000 (if Target Amount raised) to $1,000,000 (if Maximum Offering Amount raised)
Interest rate	8% simple annual interest
Voting rights	None prior to conversion
Anti-dilution rights	None (other than the Discount and Valuation Cap conversion mechanics described under "The Offering")
How this security may limit, dilute, or qualify other outstanding Securities	Upon conversion, Noteholders will receive Conversion Shares (Common Stock upon a Sale of the Company or Maturity Date conversion, or the class of equity security sold in the Next Equity Financing upon that trigger), plus any applicable Bonus Shares, diluting the Company's then-outstanding stockholders, including the Company's founders and any holders of converted SAFEs.

Debt Outstanding

The Company has the following debt outstanding as of December 31, 2025 (per the Company's reviewed financial statements, Note 5):

Debt Instrument	Interest Rate	Maturity	Total Outstanding
SBA Loan 1	3.75%	2050	$437,765

Debt Instrument	Interest Rate	Maturity	Total Outstanding
SBA Loan 2	WSJ Prime + 2.75% (11.25% initial)	2034	$42,186
SBA Loan 3	WSJ Prime + 4.50% (12.50% at origination)	2034	$140,190
Equipment Financing	N/A (fixed installment)	2027–2029	$123,446
Merchant Cash Advance 1	1%, increasing to 7% in 2027	2027 (based on collections)	$208,978
Merchant Cash Advance 2	39%	Based on collections	$80,662
Merchant Loan	$363/month fee	18 months (maximum)	$19,009
Revolving Line of Credit	59.5% APR	18 months (initial term)	$18,836
Notes Payable — Related Party	2%	On demand	$67,761
Total			**$1,138,833**

This is in addition to $340,713 of operating lease liabilities and $129,902 of accounts payable and accrued expenses reflected on the Company's balance sheet as of December 31, 2025. Substantially all of the SBA loans, equipment financing, and certain merchant financings are secured by Company assets and, together with any future Senior Debt (as defined in the Note), rank senior in right of payment to the Notes offered in this Offering, which are general unsecured obligations of the Company.

Prior Securities Offerings

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Amount Raised	Offering Date	Exemption Relied Upon
SAFE	$225,000	2026	Regulation D

Affiliated Party Transactions

The Issuer was party to the following transactions since the beginning of the Issuer's last fiscal year, or currently proposed transactions, in which the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on the Section 4(a)(6) exemption during the preceding 12-month period (including the amount the Issuer seeks to raise

in this Offering), and in which a director, officer, 20%+ beneficial owner, promoter, or immediate family member of the foregoing had or is expected to have a direct or indirect material interest:

Specified Person	Relationship to Issuer	Nature of Interest	Amount
Immediate family member of the Company's founder(s)	Related party	Unsecured notes payable bearing 2% interest, payable in monthly installments commencing upon repayment of a prior related-party note	$67,761 outstanding as of 12/31/2025
Seth Eisman and/or Laura Shafferman (Company founders)	Officers, directors, and 20%+ stockholders	Interest-free founder loans to the Company, due on demand (2026 subsequent event)	$94,300
Seth Eisman (CEO)	Officer, director, and 20%+ stockholder	Personal guarantee of Company term loans entered into during 2026	$45,000 aggregate original principal guaranteed
Seth Eisman and/or Laura Shafferman (Company founders)	Officers, directors, and 20%+ stockholders	Personal guarantee of the Company's 2026 revolving line of credit	Up to $100,000 committed facility

Use of Proceeds

The following table lists the intended use of proceeds of the Offering if the Target Amount and the Maximum Offering Amount are raised, based on the Company's investor materials:

Use of Proceeds	% of Target Raised	Amount if Target Raised ($100,000)	% of Maximum Raised	Amount if Maximum Raised ($1,000,000)
Key Hires (Sales & Marketing)	48%	$48,000	48%	$480,000
DTC Sales & Marketing / Digital Brand Awareness	28%	$28,000	28%	$280,000
Production Expansion & Working Capital	18%	$18,000	18%	$180,000
Intermediary Fees	6%	$6,000	6%	$60,000

Use of Proceeds	% of Target Raised	Amount if Target Raised ($100,000)	% of Maximum Raised	Amount if Maximum Raised ($1,000,000)
Total	**100%**	**$100,000**	**100%**	**$1,000,000**

Business Plan Description

Legally Addictive Foods, Inc. ("Legally Addictive" or the "Company") is a Weaverville, North Carolina-based food company that develops, manufactures, markets, and sells premium sweet-and-salty cookies under the Legally Addictive brand. Founded in 2015 by Laura Shafferman and Seth Eisman, initially as Legally Addictive Foods, LLC, the business converted into a Delaware corporation in January 2026. The Company currently offers a portfolio of six cookie flavors in 4.7 oz. and 1.34 oz. package formats and sells its products through direct-to-consumer e-commerce, grocery and specialty retail, foodservice, hospitality, travel, and other distribution channels. The Company's products are currently available at approximately 2,000 locations or points of distribution.

The Company's brand is built around a differentiated combination of sweet-and-salty flavor, premium positioning, bold visual identity, and a playful brand personality. Management believes this positioning allows Legally Addictive to distinguish itself within a mature cookie category traditionally dominated by large, long-established brands. The Company has developed its products, packaging, brand identity, and manufacturing approach with the objective of building a premium snack brand capable of succeeding across a variety of consumer occasions and distribution channels.

The Company's growth strategy is intentionally diversified. Rather than relying primarily on broad expansion through conventional grocery distribution, management intends to prioritize a mix of direct-to-consumer sales and alternative channels that the Company believes may offer attractive unit economics, meaningful product trial, large-volume opportunities, and, in certain cases, lower promotional and trade-spending requirements. These channels include airlines and airports, hotels and resorts, foodservice, cruise lines, corporate pantry programs, club stores, private aviation, entertainment and leisure destinations, and other non-traditional distribution opportunities. At the same time, the Company intends to continue developing selected grocery and specialty-retail relationships where management believes the economics and strategic value are attractive. The Company's approach to grocery expansion is generally to deepen selected relationships rather than pursue distribution growth solely for the purpose of maximizing store count.

A significant example of this strategy is the Company's two-year relationship with JetBlue. Legally Addictive's 1.34 oz. four-cookie package of its Original ("OG") flavor is served to passengers in JetBlue's domestic Mint service as a "Parting Pleasantry" and is featured on the onboard menu. The commercial arrangement contemplates recurring monthly ordering and includes a minimum-order framework of approximately 30,000 units per month. Management

believes the relationship provides meaningful commercial volume, premium consumer exposure, and third-party validation that may support the Company's efforts to pursue additional airline, airport, hospitality, travel, corporate pantry, and related opportunities.

The Company is also pursuing opportunities in the club channel. Management has received preliminary positive buyer feedback regarding a potential Costco opportunity and is working toward positioning the business for a possible club-store test in 2027. No agreement for such a test has been entered into, and there can be no assurance that a club-store placement will occur.

Direct-to-consumer e-commerce is another important component of the Company's strategy. For the period from January 1 through August 28, 2026, Online Store sales were approximately $279,000, compared with approximately $152,000 during the same period in 2025, representing year-over-year growth of approximately 84%. Orders increased from 2,770 to 5,138, representing growth of approximately 86%, while average order value remained relatively stable at approximately $43.93, compared with $43.51 during the prior-year period. Management believes this growth has been driven primarily by increased order volume and customer activity. The Company intends to continue investing in customer acquisition, retention, average order value, digital advertising, social-media marketing, and other initiatives designed to increase the contribution and profitability of the direct-to-consumer channel over time.

The Company currently manufactures its products in-house in North Carolina using a Company-developed production process. Management believes control over manufacturing provides the Company with greater flexibility over product quality, production scheduling, innovation, and cost management than it would have if the business were entirely dependent upon third-party manufacturing. The Company intends to continue increasing production capacity and improving operating efficiency as volume grows, while also maintaining the option to utilize qualified third-party manufacturing capacity where appropriate to supplement internal production.

The Company also intends to pursue foodservice, menu-integration, and strategic brand-collaboration opportunities in which Legally Addictive products may be sold directly to commercial partners, included as part of a customer experience, incorporated into another company's menu offering, or used in a co-branded product or promotion. Management intends to evaluate these opportunities based on expected economics, scale, operational requirements, brand alignment, and potential consumer exposure.

Proceeds from this Offering are expected to support the Company's next stage of growth. The Company currently intends to use approximately 50% of Offering proceeds for key sales and marketing hires, 30% for direct-to-consumer sales and marketing and digital brand awareness, and 20% for production expansion and working capital. Management expects these investments to support growth across direct-to-consumer sales, alternative channels, strategic retail relationships, and production capacity.

Financial Information

The financial information below is derived from the Company's (and its predecessor's) reviewed financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, prepared by Mongio & Associates CPAs LLC and dated August 4, 2026 (the "Reviewed Financials"). A review is substantially less in scope than an audit and does not provide an opinion on the financial statements; the Reviewed Financials include an emphasis-of-matter paragraph regarding the Company's ability to continue as a going concern (see "Offering Risk Factors," below).

Operations

The Company has revenues and costs of revenue for both periods presented. For the fiscal years ended December 31, 2025 and December 31, 2024, the Company generated revenues of $1,366,989 and $1,246,138, respectively, and cost of revenue of $525,125 and $512,739, respectively, resulting in gross profit of $841,864 (61.6% margin) in 2025 and $733,399 (58.8% margin) in 2024.

Operating expenses have consisted primarily of General and Administrative expenses ($718,935 in 2025; $570,926 in 2024), Advertising and Marketing ($143,396 in 2025; $46,297 in 2024), Rent and Lease ($108,736 in 2025; $117,614 in 2024), Depreciation ($23,373 in 2025; $56,536 in 2024), and Research and Development ($53 in 2025; $990 in 2024). Total operating expenses were $994,493 in 2025 and $792,363 in 2024, resulting in an operating loss of $(152,629) in 2025 and $(58,964) in 2024.

Historical performance of the Company has been one of revenue growth accompanied by widening net losses: net loss increased from $(87,112) in 2024 to $(207,403) in 2025, driven primarily by increased advertising and marketing investment (up from $46,297 to $143,396) and higher interest expense (up from $40,182 to $82,729) as the Company added debt to fund growth. Historic performance is not representative of expected future performance, as the Company intends to use the proceeds of this Offering to further scale sales, marketing, and production capacity, as described under "Business Plan Description," above.

Balance Sheet

The Reviewed Financials display balance sheet activity for the years ended December 31, 2025 and December 31, 2024, including cash and cash equivalents of $36,828 at the end of 2025 and $68,239 at the end of 2024 accounts receivable of $71,757 (2025) and $52,474 (2024); inventory of $74,859 (2025) and $58,573 (2024); and total assets of $640,248 (2025) and $678,633 (2024). Total liabilities were $1,609,448 (2025) and $1,401,411 (2024), including $1,138,833 of notes payable and other debt (2025) as detailed under "Capitalization," above, and $340,713 of operating lease liabilities.

Total members'/stockholders' equity was a deficit of $(969,200) as of December 31, 2025, compared to a deficit of $(722,778) as of December 31, 2024, reflecting cumulative historical losses and member distributions taken prior to the Company's conversion into a Delaware

corporation. As discussed further under "Offering Risk Factors," the Company's independent accountant has expressed substantial doubt about the Company's ability to continue as a going concern.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:

- Reg CF investment (this Offering): up to $1,000,000

In addition to this Offering, the Company has historically financed operations through a combination of related-party loans, SBA loans, equipment financing, merchant cash advances, a revolving line of credit, and SAFE financings, as further described under "Capitalization" and "Affiliated Party Transactions," above.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/mty3--legally-addictive-foods

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a growth stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company Is a Growth-Stage Company with a Limited Operating History as a Corporation. Although the Company's predecessor LLC has operated since 2015, the Company converted to a Delaware corporation only in January 2026 and continues to evolve its business model. The likelihood of the Company's success should be considered in light of the challenges, expenses, complications, and delays frequently encountered by businesses in the early stages of development.

The Company Has a History of Losses and Its Accountant Has Raised Going Concern Doubt. The Company's independent accountant has included an emphasis-of-matter paragraph in its review report noting that certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company incurred net losses of $(207,403) in 2025 and $(87,112) in 2024, and had a stockholders'/members' equity deficit of $(969,200) as of December 31, 2025. The Company's ability to continue operations depends on its ability to raise capital, including through this Offering, and to generate sufficient revenue and cash flow, and there is no assurance it will be able to do so.

The Company Carries Significant, High-Cost, and Senior Indebtedness. As of December 31, 2025, the Company had approximately $1,138,833 of debt outstanding, including multiple SBA loans, equipment financing, and merchant cash advances and loans, some of which carry effective annual costs as high as approximately 59.5% and require frequent (including daily or weekly) repayments tied to the Company's sales. Much of this debt is secured by substantially all of the Company's assets and ranks ahead of the Notes offered in this Offering in right of payment, since the Notes are unsecured and subordinated to this and any future Senior Debt. This debt load reduces the cash flow available for operations and growth.

The Company Relies on a Small, Related Founder Group. Seth Eisman and Laura Shafferman together hold 100% of the Company's outstanding equity and serve as its officers and only directors. The loss of the services of either founder, or a conflict of interest arising from

related-party loans and personal guarantees between the founders and the Company, could have a significant negative impact on the Company.

The Company Depends on Its Own Manufacturing Operations. Unlike some competitors that rely on third-party co-packers, the Company manufactures its products itself in leased facilities in North Carolina. Any disruption to the Company's production capabilities, failure to renew or expand its manufacturing leases, or inability to scale production to meet demand could adversely affect the Company's ability to fulfill orders and grow revenue.

The Company Is Subject to Significant Competition. While the Company believes it has a competitive advantage due to the quality of its products, the cookie category includes numerous competitors, some with well-established brands and greater resources. The Company's success depends in part on its ability to differentiate its brand and maintain competitive pricing and quality.

The Company Is Unlikely to Make Distributions for the Foreseeable Future. As a growth-stage company, the Company is not likely to distribute profits to its stockholders for the foreseeable future.

The Company Must Significantly Expand to Implement Its Business Plan. The Company's growth strategy depends on expanding its sales, marketing, and production capabilities. There can be no assurance the Company will be able to complete such expansion or successfully manage its growth. Such expansion may place significant strain on the Company's personnel, operational, and financial resources, and any failure to scale successfully could have a material adverse effect on the Company's business and financial condition.

The Company's Growth Relies on Market Acceptance. While the Company believes there is significant customer demand for its products, there is no assurance of continued or broader market acceptance, including in new channels such as premium retail, food service, and alternative distribution (e.g., airports, hotels, cruise lines). Competitors offering preferred rival products could have a material adverse effect on the Company's results of operations and ability to achieve its goals.

The Company May Need Additional Capital. The Company may continue to generate operating losses as it expands into new markets and channels, and may need to raise additional capital beyond this Offering to fully fund its expansion, product development, and sales and marketing. There can be no assurance that any additional capital will be available on acceptable terms, or at all, and without it the Company may not be able to successfully implement its growth strategy.

The Company May Be Unable to Protect Its Intellectual Property. The Company cannot guarantee that it can safeguard or deter misappropriation of its trade secrets, recipes, trademarks, or other proprietary information, or that it will be able to detect and stop unauthorized use by third parties. Infringement or misappropriation of the Company's intellectual property could seriously harm its business.

The Company's Sales May Be Seasonal. Demand for the Company's products, including through gifting and holiday occasions, may fluctuate seasonally, which could cause the Company's revenue and cash flow to vary significantly from quarter to quarter.

The Company May Depend on a Limited Number of Retail and Distribution Relationships A meaningful portion of the Company's revenue is, or may in the future be, derived from a relatively limited number of larger customers, distributors, retailers, foodservice partners, and alternative-channel accounts. These relationships include, among others, JetBlue, Whole Foods Market, The Fresh Market, World Market, Total Wine & More, and other significant commercial partners. The loss of a key account, a reduction in order volume, failure to renew or extend a program, changes in a partner's purchasing or merchandising strategy, reduction in shelf space or distribution, or delays in planned launches could materially reduce the Company's revenue and adversely affect its operating results. As the Company expands into larger-volume alternative channels, including travel, hospitality, club, and foodservice, customer concentration may increase before the Company's revenue base becomes more diversified.

The Company Is Exposed to Commodity and Input Cost Volatility. Key ingredients (including flour, sugar, and butter) and packaging materials are subject to price fluctuations driven by agricultural conditions, weather, tariffs, and supply-chain disruptions, any of which could increase the Company's cost of revenue and compress margins.

The Company Is Subject to Food Safety, Product Liability, and Regulatory Risk. As a food manufacturer, the Company faces risks of contamination, spoilage, allergen mislabeling, or other food-safety incidents that could result in product recalls, litigation, and reputational harm. The Company's manufacturing, labeling, and sale of food products are also subject to regulation by the U.S. Food and Drug Administration and state and local health authorities, and changes in law or a failure to comply with existing requirements could disrupt operations or result in fines or penalties.

The Company's Growth Depends on Paid Marketing and Third-Party Platforms. The Company's direct-to-consumer growth has relied significantly on paid digital marketing and on third-party e-commerce, payment, and marketplace platforms. Increases in advertising costs, changes to platform algorithms, policies, or fees, or the loss of access to any such platform, could increase costs or disrupt sales.

The Company's Insurance May Not Be Sufficient and It Faces Data Security Risk. The Company's insurance may not cover all potential liabilities, including product recalls, business interruption, or cyber incidents. The Company also collects customer payment and personal information in connection with its direct-to-consumer sales, and a data breach could result in liability, remediation costs, and reputational harm.

General Economic Conditions and Labor Costs May Adversely Affect the Company. Inflation, rising interest rates, or a broader economic downturn could reduce consumer discretionary spending on premium snack products, and increases in minimum wage or other labor costs could increase the Company's operating expenses.

Risks Related to the Offering

An Investment in the Company Is a Speculative Investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will be able to satisfy those objectives. No assurance can be given that any investor will realize a return on the Notes, or that investors will not lose their entire investment. Each prospective investor should carefully read this Form C and the Note, and should consult with his or her own legal, tax, and financial advisors prior to subscribing for Securities.

The Notes Are Unsecured, Subordinated, and May Not Be Repaid. The Notes are general unsecured obligations of the Company, subordinated to Senior Debt. Given the Company's negative stockholders' equity and existing high-cost secured debt, there is no assurance the Company will have sufficient assets or cash flow to repay the Notes in cash, and in a bankruptcy, insolvency, or dissolution, Noteholders would be paid only after secured and senior creditors are satisfied and could recover little or nothing.

The Company Is Not Obligated to Repay the Notes in Cash. Repayment of the Notes in cash is not guaranteed. Investors should expect that the most likely outcome, if any, is conversion into Conversion Shares rather than a cash return of principal.

Investors Will Experience Dilution. Qualifying investors may receive Bonus Shares representing up to an additional 20% of the shares otherwise issuable upon conversion, and the Company's outstanding SAFEs will also convert into equity and dilute all other stockholders, including converting Noteholders. Future financings, including the Next Equity Financing, may also carry terms senior to, or more favorable than, the Notes, further diluting or subordinating Noteholders.

The Value of Equity Received Upon Conversion Cannot Be Determined in Advance. Because the Conversion Price depends on the price of a future Next Equity Financing (if any) or the Valuation Cap, and the timing and terms of any such financing are unknown, investors cannot know in advance the number of shares or the value of the equity interest they will ultimately receive.

The Company Has Broad Discretion Over the Use of Offering Proceeds. While the Company intends to use the proceeds of this Offering as described under "Use of Proceeds," it retains broad discretion over the specific timing and allocation of funds within those categories, and investors will have no ability to direct or approve how the funds are ultimately spent.

The Founders Face Potential Conflicts of Interest. The Company's founders are also its sole officers and directors, and are counterparties to related-party loans and personal guarantees of Company debt. Decisions about the Company's capital structure, debt, and use of this Offering's proceeds may present conflicts between the founders' interests and the interests of Noteholders.

Investors Are Dependent on Third-Party Platforms to Administer the Offering. The Offering is conducted through Vicinity, LLC as intermediary and an escrow agent, each a third party outside the Company's control. Any operational failure, insolvency, or adverse regulatory

action involving either party could delay the Offering or disrupt the administration of investor funds or the Notes.

After Closing, Investors Will Not Have a Right to Withdraw Their Investment. Investors should not invest in the Notes unless they are able to hold them, or the equity received upon conversion, for an indefinite period without the need for liquidity.

The Company's Management Is Entitled to Indemnification and Limited Liability. The Company has adopted bylaws that eliminate certain director and officer liability and may enter into agreements indemnifying its officers and directors for actions taken in good faith on the Company's behalf. As a result, the Company and its stockholders may have a more limited right of action against the Company's officers and directors than they would have absent these provisions.

The Securities Will Have Limited Transferability. Investors must represent that they are acquiring the Notes for investment and not with a view to resale, and understand that the Notes are not freely transferable. Because the Notes have not been registered under the Securities Act or applicable state securities laws, they cannot be sold unless subsequently registered or an exemption is available, and are also subject to a one-year transfer restriction under Regulation Crowdfunding. There is no current market for the Notes, and none is expected to develop, so investors should not expect to be able to liquidate their investment in an emergency.

The Price of the Notes Is Arbitrary. The terms of the Notes, including the Valuation Cap, were determined by the Company based on its capital needs and are not based on an independent third-party valuation or the Company's past earnings.

The Offering Is Not Registered with the SEC or Any State Securities Regulator. Neither the SEC nor any state securities authority has reviewed the merits or accuracy of this Form C, and prospective investors will not have the benefit of that review. Because the Securities are sold under a federal exemption rather than in a registered offering, investors may also have fewer state-law protections than they would in a registered offering.

The Company Will Not Be Subject to Near-Term SEC Reporting Requirements Beyond Regulation Crowdfunding. The Company is not, and does not expect to become, subject to the reporting requirements of the Securities Exchange Act of 1934 in the near term, and its financial statements are not required to be audited. Future changes to Regulation Crowdfunding could also affect the Company's ongoing obligations or investors' rights.

The Company May Aggregate Your Shares Into a Special Purpose Vehicle. Rather than issuing Conversion Shares directly to you, the Company has the discretion to route the shares issuable upon conversion of your Note into a special purpose vehicle or similar aggregation entity that it forms for that purpose. If the Company exercises this right, you will hold an economic interest in that vehicle rather than shares of the Company directly. While this interest is intended to be economically equivalent to direct share ownership, it may involve different governance, voting, or liquidity mechanics than holding shares outright, and you will be required to sign additional documents to accommodate this structure.

Your Investment May Sit in Escrow Before It Starts Earning Interest. Your subscription funds are held in escrow until a closing of the Offering occurs. Interest on your Note, and your eligibility for the Membership and Investment Size Bonuses, are measured from the date your funds are actually released from escrow to the Company (the Closing Date), not the date you sign your Note or submit funds. If there is a delay between your subscription and a closing, no interest accrues and no bonus eligibility is measured during that period.

Exhibits

A) Legally Addictive Foods, Inc. Bylaws
B) Convertible Promissory Note Agreement
C) Legally Addictive Foods Financials and CPA Review Report
D) Legally Addictive – Testing the Waters Page

A) Legally Addictive Foods, Inc. Bylaws

BYLAWS
OF
LEGALLY ADDICTIVE FOODS, INC.

ARTICLE 1

OFFICES

Section 1.1 Registered Office.

The registered office of Legally Addictive Foods, Inc. (the "**Company**") in the State of Delaware is stated in the certificate of incorporation of the Company (as amended, modified or restated, the "**Certificate of Incorporation**").

Section 1.2 Other Offices.

The Company may also have offices at such other places, either within or without the State of Delaware, as the Board of Directors may determine or the business of the Company may require.

ARTICLE 2

STOCKHOLDERS' MEETINGS

Section 2.1 Place of Meetings.

All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.2 Annual Meetings.

The annual meetings of the stockholders of the Company, to elect directors and for such other business as may lawfully come before it, will be held on the date and time designated by the Board of Directors.

Section 2.3 Special Meetings.

Special meetings of the stockholders of the Company may be called, for any purpose or purposes, by the Chairperson of the Board, the President, Chief Executive Officer (if separate from the President), or the Board of Directors. Upon written request of any stockholder or stockholders holding in the aggregate one-fifth ($1/5^{th}$) of the voting power of all stockholders, delivered in person or sent by registered mail to the Chairperson of the Board, President, Chief Executive Officer (if separate from the President), or Secretary, the Secretary shall call a special meeting of stockholders to be held as provided in Section 2.1 at such time as the Secretary may fix, such meeting to be held not less than ten (10) nor more than sixty (60) days after the receipt of such request, and if the Secretary neglects or refuses to call such meeting within seven (7) days after the receipt of such request, the stockholder making such request may do so. The only business

which may be brought before a special meeting of stockholders is the business specified in the notice of such meeting.

Section 2.4 Notices to Stockholders.

(a) Except as otherwise provided by law or the Certificate of Incorporation, the Company shall give written notice of each meeting of stockholders, specifying the place, if any, date and hour and purpose or purposes of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote thereat, directed to such stockholder's address as it appears upon the books of the Company; except that where the matter to be acted on is a merger or consolidation of the Company or a sale, lease or exchange of all or substantially all of its assets, the Company shall give such notice not less than ten (10) nor more than sixty (60) days before such meeting. If the Board of Directors fixes a date for determining the stockholders entitled to notice of a meeting of stockholders, such date will also be the record date for determining the stockholders entitled to vote at such meeting, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination.

(b) If at any meeting action is proposed to be taken which, if taken, would entitle stockholders fulfilling the requirements of Section 262(d) of the General Corporation Law of the State of Delaware, as the same exists or may be amended or interpreted from time to time (the "**DGCL**"), to an appraisal of the fair value of their shares, the notice of such meeting must contain a statement to that effect and be accompanied by a copy of that statutory section.

(c) Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, either before or after such meeting, and, to the extent permitted by law, is automatically waived by any stockholder by such stockholder's attendance thereat, in person or by proxy.

(d) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder's mailing address (or by Electronic Transmission (as defined in the DGCL) directed to the stockholder's Electronic Mail Address (as defined in the DGCL), or any other method of Electronic Transmission permissible pursuant to the DGCL, as applicable) as it appears on the records of the Company and shall be deemed given: (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address; (3) if by facsimile telecommunication, when directed to a number at which the stockholder has consent to receive notice; (4) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (x) such posting, and (y) the giving of such separate notice; or (5) if given by Electronic Mail (as defined in the DGCL) or any other form of Electronic Transmission, when directed to such stockholder's Electronic Mail Address unless the stockholder has notified the Company in

writing or by Electronic Transmission of an objection to receiving notice by Electronic Mail, provided, however, that a notice may not be given by Electronic Transmission if otherwise prohibited by the DGCL.

Section 2.5 Adjournment and Notice of Adjourned Meetings.

Any meeting of stockholders, whether annual or special, may be adjourned either by the Chairperson of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting in accordance with the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.6 Quorum and Voting.

(a) At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by authorized proxy, of the holders of a majority of the outstanding shares of stock entitled to vote constitutes a quorum for the transaction of business. Shares, the voting of which at said meeting are enjoined, or which for any reason cannot be lawfully voted at such meeting, will not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned by vote of the holders of a majority of the shares represented thereat, but no other business may be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, an action taken by the holders of a majority of the votes cast on a matter affirmatively or negatively is valid and binding upon the Company. For purposes of these Bylaws, a share present at a meeting, but for which there is an abstention or as to which a stockholder gives no authority or direction as to a particular proposal or director nominee, will be counted as present to establish a quorum but will not be counted as a vote cast.

(c) Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes present in person or represented by proxy constitutes a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of votes cast of such class or classes present in person or represented by proxy at the meeting is the act of such class.

Section 2.7 Voting Rights.

(a) Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the Company on the record date for determining the stockholders entitled to vote at said meeting are entitled to vote at such meeting. Shares standing in the names of two (2) or more persons will be voted or represented in accordance with the determination of the majority of such persons, or, if only one (1) of such persons is present in person or represented by proxy, such person will have the right to vote such shares and such shares will be deemed to be represented to determine a quorum at such meeting.

(b) Every person entitled to vote or to execute consents has the right to do so either in person or by an agent or agents authorized by a proxy, granted in any method permissible pursuant to the DGCL, which proxy must be filed with the Secretary at or before the meeting at which it is to be used. Said proxy so appointed need not be a stockholder. No proxy may be voted on after three (3) years from its date unless the proxy provides for a longer period. Unless voted, every proxy is revocable at the pleasure of the person who executed it or by his, her, or its legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(c) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Company generally.

Section 2.8 Voting Procedures.

Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board of Directors, such requirement of a written ballot will be satisfied by a ballot submitted by Electronic Transmission, but only if such Electronic Transmission either sets forth or is submitted with information from which it can be determined that the Electronic Transmission was authorized by the stockholder or proxy holder.

Section 2.9 Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a chairperson has not been appointed or is absent, the President, or, if the President is absent, the Chief Executive Officer (if separate from the President), or, if the Chairperson of the Board of Directors, the President, and the Chief Executive Officer (if separate from the President) are all absent, a chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairperson. The Secretary, or, in his or her absence, an Assistant Secretary or other person directed to do so by the President, the Chief Executive Officer (if separate from the President), or the Chairperson of the Board, shall act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Company and their authorized and constituted proxies and such other persons as the chairperson permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders are not required to be held in accordance with rules of parliamentary procedure.

Section 2.10 List of Stockholders.

The Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, (or, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list will reflect the stockholders entitled to vote on the tenth day before the meeting date), arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. The Company need not include Electronic Mail addresses or other electronic contact information on such list. Such list will be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days before the meeting: (i) on a reasonably accessible electronic network, if the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal place of business of the Company. If the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list will be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by remote communication, then the list will also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.11 Business at Annual Meetings.

At an annual meeting of the stockholders, only such business will be conducted as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, or (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors. Notwithstanding anything in the Bylaws to the contrary, no business will be conducted at the annual meeting except in accordance with the procedures stated in Section 2.1 and this Section 2.11, but nothing in this Section 2.11 may be deemed to

preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedure.

The chairperson of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of Section 2.1 and this Section 2.11, and that any such business not properly brought before the meeting will not be transacted.

Section 2.12 Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of stockholders of the Company, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, a written consent must be delivered to the Company by delivery to its registered office in Delaware, its principal place of business, an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded, or to an information processing system, if any, designated by the Company for receiving such consents pursuant to Section 116 of the DGCL, provided that in the latter case such consent must set forth or be delivered with information that enables the Company to determine the date of delivery of such consent and the identity of the person giving such consent. Delivery made to a Company's registered office must be by hand or by certified or registered mail, return receipt requested. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders or members to take action are delivered to the Company in the manner required by this Section within sixty (60) days of the first date on which a consent is so delivered to the corporation. Notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given in accordance with the DGCL following said action to those stockholders who have not consented in writing.

(b) Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Company. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.

(c) A consent must be set forth in writing or in an Electronic Transmission. Any copy, facsimile or other reliable reproduction (including any Electronic Transmission) of a consent in writing may be substituted or used instead of the original writing for any and all purposes for which the original writing could be used, but only if such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.

ARTICLE 3

DIRECTORS

Section 3.1 Number and Term of Office.

The number of directors which constitutes the whole of the Board of Directors will be determined by resolutions of the Board of Directors, except that the Board of Directors must, at all times, consist of at least one (1) member. Except for the initial Board of Directors, which is elected by the incorporator, and except as provided in Section 3.3 and the Certificate of Incorporation, the directors will be elected by a plurality vote of the shares represented in person or by proxy at the annual stockholders meeting in each year and entitled to vote on the election of directors. Elected directors will hold office until the next annual meeting and until their successors are duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors has not been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Section 3.2 Powers.

The powers of the Company shall be exercised, its business conducted and its property controlled by or under the direction of the Board of Directors.

Section 3.3 Vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and each director so elected will hold office for the unexpired portion of the term of the director whose place was vacated and until his or her successor is duly elected and qualified.

Section 3.4 Resignations and Removals.

(a) Any director may resign by delivering notice in writing or by Electronic Transmission of his or her resignation to the Secretary or the Board of Directors, which resignation shall be effective upon receipt or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. When one or more directors resigns from the Board of Directors effective at a future date, a majority of the directors then in office, excluding those who have so resigned, has the power to fill such vacancy or vacancies and such vote will take effect when such resignation or resignations become effective, and each director so chosen shall hold office as provided in Section 3.3 in the filling of other vacancies.

(b) Subject to the provisions of the Certificate of Incorporation, the Board of Directors or any individual director may be removed from office, with or without cause, and a new director or directors may be elected, in each case by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Section 3.5 Meetings.

(a) Meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board or, if there is no Chairperson of the Board, by the President or the Chief Executive Officer (if separate from the President), or by any of the directors.

(b) Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by conference telephone or other communications equipment through which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(c) Written notice of the time and place of all regular and special meetings of the Board of Directors shall be delivered personally to each director or sent by any form of Electronic Transmission at least twenty four (24) hours before the start of the meeting, or sent by first class mail at least one hundred twenty (120) hours before the start of the meeting. Notice of any meeting may be waived in writing whether before or after the meeting and will be waived by any director by attendance thereat.

Section 3.6 Quorum and Voting.

(a) Except as otherwise provided or prohibited by the Certificate of Incorporation, these Bylaws, or the DGCL, the presence of a majority of the Board of Directors then in office is both necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors; but, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by a vote of a majority of the directors present, unless a different vote is required by law, the Certificate of Incorporation, or these Bylaws.

(c) The transactions of any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though transacted at a meeting duly held if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. The Secretary or Assistant Secretary shall file with the corporate records all such waivers, consents, or approvals, or make such waivers, consents, or approvals a part of the minutes of the meeting.

Section 3.7 Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by Electronic Transmission. After an action is so taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.8 Fees and Compensation.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 3.9 Committees.

(a) **Committees**: The Board of Directors may appoint committees as permitted by law. Such committees appointed by the Board of Directors will have such powers and perform such duties as prescribed by the resolution or resolutions creating such committee, except that such committees will not have the power or authority to amend these Bylaws or to approve or recommend to the stockholders any action which must be submitted to stockholders for approval under the DGCL.

(b) **Subcommittees**: Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

(c) **Term**: Subject to the DGCL, the Board of Directors may increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of their death or voluntary resignation or their removal by the Board of Directors. The Board of Directors may fill any committee vacancy. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the director or directors constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**: Unless the Board of Directors otherwise provides, regular meetings of any committee appointed in accordance with this Section 3.9 will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter; special meetings of any such committee may be held at the principal executive office of the Company or at any place which has been designated by resolution of such committee or by written consent of all members thereof, and may be called by any director who is a member of such committee upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any meeting may be waived in writing whether before or after the meeting and will be waived by any director by attendance thereat. A majority of the number of members then serving on any such committee constitutes a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present is the act of such committee.

ARTICLE 4

OFFICERS

Section 4.1 Officers Designated.

The officers of the Company shall be a President, a Secretary, and a Treasurer. The Board of Directors may also appoint a Chief Executive Officer, Chairperson of the Board, one (1) or more Vice-Presidents, Assistant Secretaries, Assistant Treasurers, and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one (1) or more of the officers as it deems appropriate.

Section 4.2 Subordinate Officers.

The Board may appoint, or empower the President and/or the Chief Executive Officer to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents will hold office for such period, have such authority, and perform such duties, as are provided in these Bylaws or as the Board may determine.

Section 4.3 Tenure and Duties of Officers.

(a) **General**: All officers hold office at the pleasure of the Board of Directors and until their successors are duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. Nothing in these Bylaws may be construed as creating any kind of contractual right to employment with the Company. A person may hold any number of offices of the Company simultaneously unless specifically prohibited therefrom by law.

(b) **Authority and Duty of Officers**: Except as otherwise provided in these Bylaws, the officers of the Company will have such powers and duties in the management of the Company as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of the Directors.

ARTICLE 5

SHARES OF STOCK

Section 5.1 Form and Execution of Certificates.

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two (2) authorized officers of the Company representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been

placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

Section 5.2 Lost Certificates.

The Company may direct a new certificate or certificates (or uncertificated shares instead of a new certificate) to be issued in place of any certificate or certificates previously issued by the Company alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares instead of a new certificate), the Company may, as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representative, to indemnify the Company in such manner as it requires and to give the Company a surety bond in such form and amount as it directs as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost or destroyed.

Section 5.3 Transfers.

Transfers of record of shares of stock of the Company will be made only upon its books by the holders thereof, in person or by authorized attorney, who furnish proper evidence of authority to transfer, and in the case of stock represented by a certificate, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed.

Section 5.4 Fixing Record Dates.

(a) In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date may not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the date on which the meeting is held. A determination of stockholders of record entitled notice of or to vote at a meeting of stockholders applies to any adjournment of the meeting; but, the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Company may determine the stockholders entitled to consent to corporate action in writing or by Electronic Transmission without a meeting, the Board of Directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date may not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing or by Electronic Transmission without a meeting, when no prior action by the Board of Directors is required by the

DGCL, will be the first date on which a signed written consent or Electronic Transmission setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office in Delaware, its principal place of business, an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded, or to an information processing system, if any, designated by the Company for receiving such consents pursuant to Section 116 of the DGCL, provided that in the latter case such consent must set forth or be delivered with information that enables the Company to determine the date of delivery of such consent and the identity of the person giving such consent. Delivery made to a Company's registered office must be by hand or by certified or registered mail, return receipt requested. Delivery made to a Company's registered office must be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing or by Electronic Transmission without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for any other lawful action, the Board of Directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted, and which record date may be not more than sixty (60) days before such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5.5 Registered Stockholders.

The Company is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and may not be bound to recognize any equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE 6

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Section 6.1 Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "**Proceeding**"), because he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL (but, in the case of any amendment or interpretation of the

DGCL hereafter, only to the extent that such amendment or interpretation permits the Company to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any director or officer as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "**Expenses**"). The Company has the power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law.

Section 6.2 Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his or her capacity as such) in defending a Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding, but if required by the DGCL, as amended, the Company shall advance such Expenses only upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Company as authorized in this Article or otherwise. Expenses incurred by employees and other agents of the Company (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms as the Board of Directors deems appropriate. Any obligation to reimburse the Company for Expense advances will be unsecured and no interest may be charged thereon.

Section 6.3 Provisions Nonexclusive.

The rights conferred on any person by this Article are not exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate of Incorporation, agreement, or vote of the stockholders or disinterested directors is inconsistent with these Bylaws, the provision, agreement, or vote takes precedence.

Section 6.4 Authority to Insure.

The Company may purchase and maintain insurance to protect itself and any director or officer against any Expense, whether or not the Company would have the power to indemnify such director or officer against such Expense under applicable law or the provisions of this Article.

Section 6.5 Enforcement of Rights.

Without the necessity of entering into an express contract, all rights provided under this Article are deemed to be contractual rights and effective to the same extent and as if provided for in a contract between the Company and such director or officer. Any rights granted by this Article to a director or officer are enforceable by or on behalf of the person holding such right in any court of competent jurisdiction.

Section 6.6 Survival of Rights.

The rights provided by this Article continue as to a person who ceases to be a director or officer and inure to the benefit of the heirs, executors, and administrators of such a person.

Section 6.7 Limitation on Indemnification.

Subject to the other requirements and limitations set forth in these Bylaws and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article 6 in connection with any Proceeding or portion of a Proceeding:

(a) for any amounts paid in settlement of any action or claim effected without the Company's written consent, which consent may not be unreasonably withheld;

(b) for any judicial award if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action;

(c) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 6.5, or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

Section 6.8 Effect of Amendment.

Any amendment, repeal, or modification of this Article that adversely affects any rights provided in this Article to a director or officer will only be effective upon the prior written consent of such director or officer.

Section 6.9 Subrogation.

In the event of payment under this Article, the Company will be subrogated to the extent of such payment to all of the rights of recovery of the director or officer (other than against the other indemnitors), who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

Section 6.10 No Duplication of Payments.

The Company is not liable under this Article to make any payment in connection with any claim made against any party to the extent such party has otherwise actually received payment

(under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable under this Article.

Section 6.11 Saving Clause.

If any portion of this Article is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director or officer to the fullest extent not prohibited by any applicable portion of this Article that has not been invalidated, or by any other law.

ARTICLE 7

NOTICES

Any notice required to be given to any director may be given in accordance with Section 2.4(d). It is not necessary to employ the same method of giving notice for each director. If no address of a stockholder or director be known, such notice may be sent to the principal executive office of the Company. An affidavit of mailing, executed by an authorized and competent employee of the Company or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, is conclusive evidence of the statements therein contained. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, authorized by any notice sent such person in the manner above provided, will not be affected or extended in any manner by the failure of such a stockholder or director to receive such notice. Whenever any notice is required to be given under the statutes or of the Certificate of Incorporation, or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, or a waiver by Electronic Transmission by the person entitled to notice, whether before or after the time stated therein, is deemed equivalent to notice. Whenever notice is required to be given, under any provision of the DGCL or of the Certificate of Incorporation or Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and the Company has no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under any of the other sections of this title, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

ARTICLE 8

AMENDMENTS

Except as otherwise provided in Section 6.8 above, these Bylaws may be repealed, altered or amended or new Bylaws adopted by written consent of stockholders in the manner authorized

by Section 2.12 of Article 2, or at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting, unless a larger vote is required by these Bylaws or the Certificate of Incorporation. Except as otherwise provided in Section 6.8 above, the Board of Directors also has the authority to repeal, alter or amend these Bylaws or adopt new Bylaws, subject to applicable provisions of the DGCL.

ARTICLE 9

RIGHT OF FIRST REFUSAL

No stockholder may sell, assign, pledge, or in any manner transfer any of the shares of Common Stock of the Company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "**Transfer**"), except by a Transfer which meets the requirements hereinafter stated in this Article 9:

(a) If the stockholder receives from anyone a bona fide offer acceptable to the stockholder to purchase any of such stockholder's shares of Common Stock of the Company, then the stockholder shall first give written notice thereof to the Company. The notice must name the proposed transferee and state the number of shares to be transferred, the price per share and all other terms of the offer.

(b) For thirty (30) days following receipt of such notice, the Company or its assigns have the option to purchase all or any lesser part of the shares specified in the notice at the price and upon the terms stated in such bona fide offer. In the event the Company elects to purchase all the shares, it shall give written notice to the selling stockholder of its election and settlement for said shares will be made as provided below in paragraph (c).

(c) In the event the Company elects to acquire any of the shares of the selling stockholder as specified in said selling stockholder's notice, an officer of the Company shall so notify the selling stockholder and settlement thereof will be made in cash within thirty (30) days after the Company receives said selling stockholder's notice; except that, if the terms of payment in said selling stockholder's notice were other than cash against delivery, the Company shall pay for said shares on the same terms as stated in said selling stockholder's notice.

(d) In the event the Company does not elect to acquire all of the shares specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the expiration of the option rights granted to the Company, sell to the original bona fide offeror the shares specified in said selling stockholder's notice which were not acquired by the Company, in accordance with the provisions of paragraph (c) of this Article 9, but said sale may not be on terms more favorable to the purchaser than those contained in the bona fide offer stated in said selling stockholder's notice. All shares so sold by said selling stockholder will continue to be subject to the provisions of this Article 9 in the same manner as before said Transfer.

(e) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the provisions of this Article 9 and do not constitute a Transfer:

(1) An individual stockholder's transfer of any or all of his or her shares of Common Stock of the Company either during such stockholder's lifetime or on death to such

stockholder's immediate family or a trust that is primarily for the benefit of such stockholder or his or her immediate family or both. "**Immediate family**" means a spouse, lineal descendent, parent, or sibling (including half siblings) of the stockholder making such transfer. A trust is considered to be primarily for the benefit of such stockholder or his or her immediate family, or both, only if the beneficial interest of any other person is so remote as to be negligible.

(2) A stockholder's bona fide pledge or mortgage of any shares of Common Stock of the Company with a commercial lending institution, but any subsequent transfer of said shares by said institution shall be conducted in the manner stated in this Article 9.

(3) A stockholder's transfer of any or all of such stockholder's shares of Common Stock of the Company to any other stockholder of the Company.

(4) A stockholder's transfer of any or all of such stockholders shares of Common Stock of the Company to a person who, at the time of such transfer, is an officer or director of the Company.

(5) A corporate stockholder's transfer of any or all of its shares of Common Stock of the Company pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares of Common Stock of the Company to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership of any or all of its shares of Common Stock of the Company to any or all of its partners.

(8) A transfer by a stockholder which is a limited liability company of any or all of its shares of Common Stock of the Company to any or all of its members.

In any such case, the transferee, assignee, or other recipient receives and holds such stock subject to the provisions of this Section, and there may be no further Transfer of such stock except in accord with this Section.

(f) The provisions of this Section may be waived with respect to any Transfer either by the Company, upon authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Company (excluding the votes represented by those shares to be sold by the selling stockholder). This Section may be amended or repealed either by an authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Company.

(g) Any sale or Transfer, or purported sale or Transfer, of securities of the Company by stockholders is null and void unless the terms, conditions, and provisions of this Article 9 are observed and followed.

(h) The right of first refusal in this Article 9 terminates upon the date securities of the Company are first offered to the public under a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "**Act**").

(i) Whenever the Company has the right to purchase Common Stock under this right of first refusal, the Company may assign the right to exercise all or a part of the Company's right of first refusal.

(j) The certificates representing shares of Common Stock of the Company will bear on their face the following legend so long as the right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION, AS PROVIDED IN THE BYLAWS OF THE COMPANY."

ARTICLE 10

FORUM FOR CERTAIN ACTIONS

Section 10.1 Forum Selection.

Except for (a) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, and (b) actions in which a federal court has assumed exclusive jurisdiction of a proceeding, any derivative action brought by or on behalf of the Company, and any direct action brought by a stockholder against the Company or any of its directors or officers, alleging a violation of the DGCL, the Company's Certificate of Incorporation or Bylaws or breach of fiduciary duties or other violation of Delaware decisional law relating to the internal affairs of the Company, must be brought in the Court of Chancery in the State of Delaware, which is the sole and exclusive forum for such proceedings; but the Company may consent to an alternative forum for any such proceedings upon the approval of the Board of Directors of the Company.

Section 10.2 Exclusive Federal Forum.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Act.

ARTICLE 11

CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

CERTIFICATE OF SECRETARY

The undersigned, Secretary of Legally Addictive Foods, Inc., a Delaware corporation, hereby certifies that the foregoing is a full, true and correct copy of the Bylaws of said corporation, with all amendments to date of this Certificate.

WITNESS the signature of the undersigned this January 14, 2026.

DocuSigned by:

Laura Shafferman

By: 83507DB8F1F04A8...

Laura Shafferman, Secretary

B) Convertible Promissory Note Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THEY ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING (17 C.F.R. § 227.100 ET SEQ.) PROMULGATED THEREUNDER. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER REGULATION CROWDFUNDING, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

Legally Addictive Foods, Inc.

Principal Amount: $__________________ Date Signed: ______________

FOR VALUE RECEIVED, Legally Addictive Foods, Inc., a Delaware corporation (the "Company"), hereby promises to pay to the order of ______________________________ (the "Holder"), the principal sum identified above (the "Principal Amount"), together with interest thereon at the Interest Rate (as defined in Section 4.1), accruing from the Closing Date (as defined in Section 4.1) of this convertible promissory note (this "Note"). Unless earlier converted into Conversion Shares (as defined below) or repaid in accordance with this Note, the Principal Amount and all accrued and unpaid interest under this Note will automatically convert into Conversion Shares on the Maturity Date (as defined in Section 4.1) in accordance with Section 4.4.

This Note is one of a series of convertible promissory notes (collectively, the "Notes") issued by the Company to investors in connection with the Company's offering of the Notes conducted pursuant to Regulation Crowdfunding through Vicinity (the "Offering"), with identical terms and on the same form as set forth herein, except that the Holder, Principal Amount, Aggregate Bonus Percentage, and Closing Date may differ for each Note.

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1.

1. Payment

All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued and unpaid interest, with any remainder applied to the Principal Amount.

Prepayment of the Principal Amount, together with accrued interest, may not be made without the written consent of the Holder of this Note, except in connection with a Sale of the Company as set forth in Section 4.3. For the avoidance of doubt, the consent of the Requisite Noteholders, or of the holders of any other Notes, is not sufficient to authorize prepayment of this Note; this Note may be prepaid only with the written consent of its own Holder.

2. Escrow; Closing

The Holder acknowledges that subscription funds for this Note will initially be deposited into an escrow account maintained in connection with the Offering. This Note shall be deemed issued, and interest shall begin to accrue, only upon the release of such funds from escrow to the Company at a closing of the Offering (a "Closing"). The date of that release is the Closing Date (as defined in Section 4.1); no interest accrues, and no Bonus Category qualification under Section 4.5 is measured, prior to the Closing Date, including during the period the Holder's funds are held in escrow. If no Closing occurs with respect to the Holder's

subscription and the Offering (or the applicable closing thereof) is terminated, the Holder's subscription funds will be returned in accordance with the escrow agent's procedures and Regulation Crowdfunding.

3. Security; Priority

This Note is a general unsecured obligation of the Company.

This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not secured) owed to banks, commercial finance lenders, or other institutions regularly engaged in the business of lending money ("Senior Debt"). So long as any Senior Debt is outstanding, upon notice from the holders of Senior Debt that an event of default (or an event that with notice or the passage of time would constitute an event of default) has occurred under the Senior Debt, the Company will not make, and the Holder will not receive or retain, any cash payment under this Note until such default is cured or waived; provided that nothing in this Section 3 restricts the Holder from converting this Note into Conversion Shares.

As among the Notes, the Company's repayment obligations rank on parity (pari passu) with all other Notes issued in the Offering. If the Company becomes obligated to repay the Notes in cash and does not have sufficient funds to repay all outstanding Notes in full, payment will be made to the holders of the Notes on a pro rata basis according to outstanding principal and accrued interest, without preference among them (including without regard to any Holder's Aggregate Bonus Percentage, which affects only the number of Conversion Shares issuable upon conversion and does not affect priority or amount of any cash repayment).

4. Conversion

This Note will be convertible into Equity Securities pursuant to the following terms.

4.1 Definitions.

"Aggregate Bonus Percentage" means, with respect to a Holder, the sum of the Bonus Percentages for each Bonus Category set forth in Section 4.5 for which such Holder qualifies as of the Closing Date, determined and fixed as provided in Section 4.5, and set forth on such Holder's signature page.

"Bonus Category" means each of the two categories of bonus eligibility described in Section 4.5(b) (the Membership Bonus) and Section 4.5(c) (the Investment Size Bonus).

"Bonus Percentage" means, with respect to a given Bonus Category, the percentage set forth for that Bonus Category in Section 4.5.

"Closing Date" means, with respect to this Note, the date on which the Holder's Purchase Amount is released from escrow to the Company at a Closing of the Offering, as described in Section 2. This Note is deemed issued, and interest begins to accrue on the Principal Amount, as of the Closing Date; no interest accrues during the period the Holder's funds are held in escrow prior to the Closing Date. The Holder's qualification for the Membership Bonus and the Investment Size Bonus under Section 4.5 is likewise determined as of the Closing Date. The Closing Date may differ from the date the Holder executes this Note (the "Date Signed" set forth on the first page), which reflects only the date of execution and is not itself the date from which interest accrues or Bonus Category qualification is measured.

"Common Stock" means the Company's common stock, par value $0.000001 per share.

"Conversion Price" means: (a) with respect to a conversion pursuant to Section 4.2, the lesser of (i) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per share

purchase price of the Equity Securities issued in the Next Equity Financing, and (ii) the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; (b) with respect to a conversion pursuant to Section 4.3, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the transaction giving rise to the Sale of the Company; and (c) with respect to a conversion pursuant to Section 4.4, the quotient obtained by dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

"Conversion Shares" means the number of shares issuable to the Holder upon conversion of this Note pursuant to Section 4.2, 4.3, or 4.4, equal to the product, rounded down to the nearest whole share, of (a) the quotient obtained by dividing (i) the outstanding Principal Amount and unpaid accrued interest under this Note as of the applicable date of determination by (ii) the applicable Conversion Price, multiplied by (b) the sum of (i) one hundred percent (100%) plus (ii) the Holder's Aggregate Bonus Percentage. For the avoidance of doubt, the Aggregate Bonus Percentage applies to, and increases, the combined Principal Amount and accrued interest being converted, and applies uniformly regardless of which conversion event under Section 4.2, 4.3, or 4.4 gives rise to the conversion, and regardless of whether the Conversion Price in the given instance was determined by the Discount or the Valuation Cap. The class and series of shares comprising the Conversion Shares issuable upon a given conversion is as specified in Section 4.2, 4.3, or 4.4, as applicable.

"Discount" means twenty percent (20%).

"Equity Securities" means (i) Common Stock, (ii) any securities conferring the right to purchase Common Stock, or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration), Common Stock. Notwithstanding the foregoing, "Equity Securities" does not include: (A) any security granted, issued, or sold by the Company to any director, officer, employee, consultant, or adviser of the Company for the primary purpose of soliciting or retaining services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs issued by the Company.

"Fully Diluted Capitalization" means the number of issued and outstanding shares of the Company's capital stock, assuming (i) the conversion or exercise of all outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants, and (ii) solely for purposes of the Next Equity Financing conversion price calculation, the issuance of all shares reserved and available for future issuance under the Company's equity incentive plans as expanded in connection with the Next Equity Financing. "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"Interest Rate" means eight percent (8%) per annum, simple interest, calculated on the basis of a 365-day year for the actual number of days elapsed, accruing on the outstanding Principal Amount from the Closing Date, as further described in the definition of "Closing Date" in this Section 4.1.

"Maturity Date" means September 1, 2029, uniformly for all Notes issued in the Offering.

"Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the Closing Date of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $750,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes converted therein).

“Preferred Stock” means all series of the Company's preferred stock, whether now existing or hereafter created.

“Requisite Noteholders” means the holders of a majority-in-interest of the aggregate outstanding principal amount of the Notes.

“SAFE” means any simple agreement for future equity (or other similar agreement) issued by the Company for bona fide financing purposes that may convert into the Company's capital stock in accordance with its terms.

“Sale of the Company” means: (a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior continue to hold a majority of the outstanding voting securities of the surviving or acquiring entity immediately following the transaction); or (c) the closing of the transfer, in a single transaction or series of related transactions, of the Company's capital stock such that a person or group becomes the beneficial owner of more than fifty percent (50%) of the Company's outstanding voting securities. A transaction undertaken solely to change the Company's state of incorporation or to create a holding company owned in substantially the same proportions as before the transaction will not constitute a Sale of the Company, nor will the issuance of new Equity Securities in a bona fide financing transaction.

“Securities Act” means the Securities Act of 1933, as amended.

“Valuation Cap” means $12,000,000.

“Vicinity” means Vicinity, LLC, a FINRA-registered funding portal, and/or its designated affiliates, in its capacity as the intermediary through which the Offering is conducted.

4.2 Next Equity Financing Conversion.

The Principal Amount and unpaid accrued interest on this Note will automatically convert into that number of Conversion Shares (inclusive of the Holder's Aggregate Bonus Percentage, if any, as set forth in Section 4.5) upon the closing of the Next Equity Financing. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities expected to be issued in such financing. The issuance of Conversion Shares upon conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing, except that the Bonus Shares component described in Section 4.5 is issued solely pursuant to this Note and not as part of the Next Equity Financing itself.

4.3 Sale of the Company Conversion.

In the event of a Sale of the Company prior to conversion of this Note pursuant to Section 4.2 or 4.4 or repayment of this Note, this Note will automatically be treated in whichever of the following manners yields the greater value to the Holder, without any election or other action required by the Holder: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount in cash equal to the sum of (i) all accrued and unpaid interest and (ii) the outstanding Principal Amount of this Note (the “Cash Amount”), with no Bonus Shares issued in connection with a cash payment under this clause (a); or (b) this Note will convert immediately prior to the closing of such Sale of the Company into that number of shares of Common Stock (as Conversion Shares, inclusive of the Holder's Aggregate Bonus Percentage) determined as of a date no more than five (5) days prior to such closing, with such Conversion Shares participating in the Sale

of the Company on the same basis as other holders of Common Stock. The Company's board of directors will determine in good faith, immediately prior to the closing of the Sale of the Company, whether the Cash Amount under clause (a) or the value reasonably expected to be received on the Conversion Shares under clause (b) is greater, and this Note will be treated accordingly; such determination will be conclusive and binding on the Holder absent manifest error.

4.4 Maturity Conversion.

On the Maturity Date, this Note will automatically convert into that number of shares of Common Stock (as Conversion Shares, inclusive of the Holder's Aggregate Bonus Percentage) determined as of the Maturity Date, without any election or other action required by the Holder, the Requisite Noteholders, or the Company. The Conversion Shares issuable pursuant to this Section 4.4 are shares of Common Stock regardless of whether any other class or series of the Company's capital stock is then outstanding.

4.5 Bonus Percentage.

(a) General. In recognition of the Holder's status and/or investment size as of the Closing Date, the Holder may qualify for a Membership Bonus under Section 4.5(b), an Investment Size Bonus under Section 4.5(c), or both. The Bonus Percentage(s) for which the Holder qualifies are added together, as set forth in Section 4.5(d), to produce the Holder's Aggregate Bonus Percentage, which increases the number of Conversion Shares issuable to the Holder upon any conversion of this Note as set forth in the definition of "Conversion Shares" in Section 4.1. The Holder's Aggregate Bonus Percentage is fixed as of the Closing Date, is set forth on the Holder's signature page, and will not be redetermined at conversion or otherwise adjusted based on any subsequent change in the Holder's status.

(b) Membership Bonus. A Holder who, as of the Closing Date, is an active member of VentureSouth and/or the Vicinity Venture Club qualifies for a Membership Bonus equal to the greater of: (i) ten percent (10%), if the Holder is an active VentureSouth member; or (ii) five percent (5%), if the Holder is an active Vicinity Venture Club member. A Holder who qualifies under both clauses (i) and (ii) receives the higher of the two applicable percentages as its Membership Bonus (i.e., 10%), not the sum of both.

(c) Investment Size Bonus. A Holder whose Principal Amount is (i) at least $25,000 but less than $50,000 qualifies for an Investment Size Bonus of five percent (5%), or (ii) $50,000 or more qualifies for an Investment Size Bonus of ten percent (10%). The Investment Size Bonus is determined by the single highest tier reached (e.g., a Holder investing $50,000 receives a 10% Investment Size Bonus, not 5% plus 10%).

(d) Stacking. The Membership Bonus under Section 4.5(b) and the Investment Size Bonus under Section 4.5(c) are different category types and stack with one another (i.e., they are added together to produce the Aggregate Bonus Percentage). There is no stacking within a single category type: a Holder receives at most one Membership Bonus percentage (the higher of the VentureSouth or Vicinity Venture Club percentages, not both) and at most one Investment Size Bonus percentage (the single highest tier reached, not both tiers). Accordingly, the maximum possible Aggregate Bonus Percentage under this Note is twenty percent (20%) (10% Membership Bonus plus 10% Investment Size Bonus).

(e) Funding; No Vicinity Compensation. The economic cost of the Aggregate Bonus Percentage is borne solely by the Company through the issuance of additional Conversion Shares and constitutes dilution to the Company's capitalization. Vicinity acts solely as an intermediary in verifying Holder eligibility for the Membership Bonus and the Investment Size Bonus and administering the Offering, and does not receive any fee, commission, or other compensation calculated by reference

to, or contingent upon, the Aggregate Bonus Percentage or the issuance of any additional Conversion Shares issued on account thereof.

(f) Verification. The Company and Vicinity may rely on Vicinity's membership and account records and/or the Holder's representations in the Holder's subscription materials to determine the Holder's qualification for the Membership Bonus and the Investment Size Bonus described in this Section 4.5, without further inquiry.

4.6 Mechanics of Conversion.

(a) Financing Agreements. The Holder acknowledges that conversion of this Note pursuant to Section 4.2 may require the Holder's execution of agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer, and voting rights, if any, relating to such securities (collectively, the "Financing Agreements"). The Holder agrees to execute all Financing Agreements in connection with a Next Equity Financing as a condition to receiving the Conversion Shares.

(b) Certificates. As promptly as practicable after conversion of this Note, the Company (at its expense) will issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares (if certificated) or, if uncertificated, a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). Conversion pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

(c) Fractional Shares. No fractional Conversion Shares will be issued upon conversion of this Note; the number of Conversion Shares is rounded down to the nearest whole share, as set forth in Section 4.1.

(d) Special Purpose Vehicle. The Company may, in its sole discretion, cause the Conversion Shares issuable upon conversion of the Notes to be issued to, or subsequently contributed to, a special purpose vehicle or similar aggregation entity formed by the Company (or its designee) for the purpose of administering the Notes' conversion and the resulting stockholder base. In such event, the Holder will receive an interest in such special purpose vehicle that is economically equivalent to the Conversion Shares the Holder would otherwise have received, in lieu of directly held Conversion Shares, and the Holder agrees to execute any additional documentation reasonably required to effect such structure.

5. Representations and Warranties of the Company

In connection with the transactions contemplated by this Note, the Company represents and warrants to the Holder as follows:

(a) Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company.

(b) Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action necessary for the authorization, execution, and delivery of this Note has been taken. Except as limited by bankruptcy, insolvency, reorganization, or similar laws

affecting the enforcement of creditors' rights generally, the obligations of the Company under this Note are valid and enforceable in accordance with its terms.

6. Representations and Warranties of the Holder

In connection with the transactions contemplated by this Note, the Holder represents and warrants to the Company as follows:

(a) Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform its obligations hereunder.

(b) Purchase Entirely for Own Account. This Note, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "Securities") are being acquired for the Holder's own account, for investment, and not with a view to resale or distribution.

(c) Disclosure of Information; Non-Reliance. The Holder has received all information it considers necessary to make an informed investment decision, has had the opportunity to ask questions of the Company, and is not relying on the advice or recommendations of the Company or Vicinity in making its investment decision. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities.

(d) Investment Experience. The Holder is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment.

(e) Restricted Securities; No Public Market. The Holder understands that the Securities are "restricted securities" that have not been registered under the Securities Act or state securities laws and that no public market currently exists, or is assured to ever exist, for the Securities.

(f) Bonus Category Certification. If the Holder claims eligibility for the Membership Bonus described in Section 4.5(b), the Holder represents that the applicable VentureSouth and/or Vicinity Venture Club membership is active and in good standing as of the Closing Date.

7. Vicinity Terms and Conditions

The Holder acknowledges and agrees that its investment in this Note was made through the Company's Regulation Crowdfunding offering conducted via Vicinity, a FINRA-registered funding portal. As a pre-existing condition of opening and maintaining an investor account with Vicinity (and not as an obligation created by this Note), the Holder has agreed to Vicinity's standard transaction fee of one percent (1%), which is owed by the Holder to Vicinity and is deducted by Vicinity from any payment made by the Company to the Holder under this Note (including, without limitation, any payment of interest or repayment or prepayment of principal under Section 1, and any cash payment made to the Holder under Section 4.3(a)) in order to facilitate Vicinity's distribution of that payment to the Holder. For the avoidance of doubt: (a) this transaction fee is payable by the Holder to Vicinity, not by the Company to Vicinity, and is not compensation paid or owed by the Company; (b) the Company's payment obligations under this Note are calculated, and must be satisfied in full, without regard to, deduction for, or reduction on account of, this transaction fee; and (c) this transaction fee is separate from, and is not calculated by reference to, the Aggregate Bonus Percentage, as further confirmed in Section 4.5(e).

8. Events of Default

If there is any Event of Default (as defined below), at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice is not required for an Event

of Default under clause (b) or (c) below), this Note will accelerate and all Principal Amount and unpaid accrued interest will become immediately due and payable. Each of the following constitutes an "Event of Default":

(a) the Company fails to pay timely any amount due under this Note on the date such amount becomes due and payable, unless cured within five (5) days of the date such payment was due;

(b) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law, makes an assignment for the benefit of creditors, or takes corporate action in furtherance of any of the foregoing; or

(c) an involuntary petition is filed against the Company and is not dismissed or discharged within sixty (60) days, or a custodian, receiver, trustee, or similar official is appointed to take possession of any material property of the Company.

9. Miscellaneous

(a) Successors and Assigns. The terms of this Note inure to the benefit of, and are binding upon, the respective successors and assigns of the parties, provided that the Company may not assign its obligations under this Note without the Holder's or Requisite Noteholders' written consent.

(b) Choice of Law. This Note, and all matters arising out of or relating to it, is governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(c) Counterparts. This Note may be executed in counterparts, including by electronic signature, each of which is deemed an original, and all of which together are deemed one and the same agreement.

(d) Notices. All notices will be in writing and deemed effectively given: (i) upon personal delivery; (ii) when sent by confirmed email; (iii) five (5) days after being sent by registered or certified mail, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier. Notices to the Company will be sent to the address set forth on the signature page.

(e) Entire Agreement; Amendments and Waivers. This Note constitutes the entire understanding between the parties with respect to its subject matter. Any term of this Note may be amended, and any provision waived, with the written consent of the Company and the Requisite Noteholders, and any such amendment or waiver will be binding on all holders of the Notes and their successors, provided that no amendment may change the Principal Amount, Interest Rate, Valuation Cap, Discount, Maturity Date, or a Holder's Aggregate Bonus Percentage with respect to any individual Holder without that Holder's consent.

(f) Severability. If any provision of this Note is held unenforceable, that provision will be excluded and the balance of the Note will be enforced as if such provision were so excluded.

(g) Transfer Restrictions. The Holder acknowledges that this Note and any Securities issuable upon its conversion have not been registered under the Securities Act or applicable state securities laws and are being offered pursuant to the exemption under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Pursuant to Rule 501 of Regulation Crowdfunding, the Holder agrees not to transfer this Note or any Securities issued upon its conversion during the one-year period beginning when the Note was issued, unless such Note or Securities are transferred: (i) to the Company; (ii) to an accredited investor (as defined in Rule 501 of Regulation D under the Securities Act); (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Holder or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a

member of the family of the Holder or the equivalent, or in connection with the death or divorce of the Holder or other similar circumstance. These are the only transfers permitted during the one-year restricted period under Rule 501 of Regulation Crowdfunding; there is no additional catch-all exemption available for transfers of this Note or the Securities during that period.

(h) Transfer of Notes. This Note may be transferred only upon surrender to the Company for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer satisfactory to the Company, subject at all times to Section 9(g). Interest and principal will be paid solely to the registered Holder, and such payment fully discharges the Company's obligations to that extent.

(i) Waiver of Jury Trial. EACH PARTY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS NOTE, THE SECURITIES, OR THE SUBJECT MATTER HEREOF.

(j) Limitation on Interest. In no event will interest charged, collected, or reserved under this Note exceed the maximum rate then permitted by applicable law; any excess will be credited as a payment of principal.

(k) Officers and Directors Not Liable. No officer or director of the Company will be personally liable for any amounts due and payable under this Note.

(l) Board Approval. The Company represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based on a reasonable belief that the principal provided is appropriate given the Company's financing objectives and financial situation, and that the Company intends to use the proceeds primarily for the operation of its business.

(m) Company Waiver. The Company waives demand, notice, presentment, protest, and notice of dishonor. No delay or omission by the Holder in exercising any right or remedy upon any breach or default will impair that right or remedy, nor be construed as a waiver of any breach or default or any acquiescence therein.

[Signature page follows]

SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE

IN WITNESS WHEREOF, the parties have executed this Note as of the Date Signed set forth on the first page.

THE HOLDER:

Signature: ______________________________

Account Name: ______________________________

Name: ______________________________

Title (if an entity) : ______________________________

Address: ____

Email: ______________________________

SCHEDULE A – INVESTMENT AND BONUS DETERMINATION

Purchase Amount / Principal Amount: $__________________

(Please fill in the check boxes below based on your investment info and add the total bonus percentage in the field below. If you have any questions reach out to the Vicinity team (info@vicinitycapital.com) and they will fill out section before you sign.

Active VentureSouth Member - 10% Bonus(Y/N) Yes No

Active Vicinity Venture Club – 5% Bonus (Y/N): Yes. No

Investment Size Bonus

- Investment $25,000 - $49,999 (5% Bonus) Yes. No
- Investment at or above $50,000 (10$ Bonus) Yes. No

Aggregate Bonus Percentage (Membership Bonus plus Investment Size Bonus): ______%

THE COMPANY:

LEGALLY ADDICTIVE FOODS, INC.

By: ______________________________

Name: Seth Eisman

Title: Co-Founder & Chief Executive Officer

C) Legally Addictive Foods Financials and CPA Review Report

Legally Addictive Foods, LLC (the "Company") a New York Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Legally Addictive Foods, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 4, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,828	68,239
Accounts Receivable	71,757	52,474
Inventory	74,859	58,573
Other Assets	-	12,094
Total Current Assets	183,444	191,380
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	124,094	73,945
Right of Use Asset	325,240	405,838
Security Deposits	7,470	7,470
Total Non-Current Assets	456,803	487,252
TOTAL ASSETS	640,248	678,633
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable and Accrued Expenses	129,902	107,123
Operating Lease - Short Term Portion	84,252	78,213
Notes Payable - Related Parties	67,761	82,411
Notes Payable - Short Term Portion	323,037	64,283
Total Current Liabilities	604,953	332,030
Long-term Liabilities		
Operating Lease - Long Term Portion	256,461	340,713
Notes Payable - Long Term Portion	748,035	728,668
Total Long-Term Liabilities	1,004,496	1,069,381
TOTAL LIABILITIES	1,609,448	1,401,411
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(969,200)	(722,778)
Total Equity	(969,200)	(722,778)
TOTAL LIABILITIES AND EQUITY	640,248	678,633

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	1,366,989	1,246,138
Cost of Revenue	525,125	512,739
Gross Profit	841,864	733,399
Operating Expenses		
Advertising and Marketing	143,396	46,297
General and Administrative	718,935	570,926
Research and Development	53	990
Rent and Lease	108,736	117,614
Depreciation	23,373	56,536
Total Operating Expenses	994,493	792,363
Operating Income (loss)	(152,629)	(58,964)
Other Income		
Grant Income	25,000	-
Other	2,955	12,034
Total Other Income	27,955	12,034
Other Expense		
Interest Expense	82,729	40,182
Total Other Expense	82,729	40,182
Earnings Before Income Taxes	(207,403)	(87,112)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(207,403)	(87,112)

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2024	(606,412)
Capital Distributions	(29,255)
Net Income (Loss)	(87,112)
Ending Balance 12/31/2024	(722,778)
Capital Distributions	(39,017)
Net Income (Loss)	(207,403)
Ending Balance 12/31/2025	(969,200)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(207,403)	(87,112)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	23,373	56,536
Accounts Payable and Accrued Expenses	25,977	14,857
Inventory	(16,286)	(11,134)
Accounts Receivable	(19,283)	27,510
Other	27,827	34,746
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	41,609	122,515
Net Cash provided by (used in) Operating Activities	(165,794)	35,403
INVESTING ACTIVITIES		
Machinery and Equipment and Leasehold Improvements	(73,522)	(31,517)
Net Cash provided by (used by) Investing Activities	(73,522)	(31,517)
FINANCING ACTIVITIES		
Net Change in Notes Payables	281,852	47,939
Members Distributions	(39,017)	(29,255)
Net Cash provided by (used in) Financing Activities	242,834	18,684
Cash at the beginning of period	68,239	45,669
Net Cash increase (decrease) for period	3,518	22,571
Cash at end of period	71,757	68,239

Legally Addictive Foods, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Legally Addictive Foods, LLC (the "Company") was a limited liability company formed in New York on June 25th, 2015. In January of 2026, the Company converted into a Delaware C-Corporation. The Company manufactures and sells specialty cookies. The Company sells through wholesale, distributor, and direct-to-consumer (e-commerce/retail) channels, with customers primarily located in the United States.

In 2026, the Company is conducting an offering under Regulation Crowdfunding (Reg CF) to raise up to $1,000,000 in operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the sale of cookies through wholesale, distributor, and direct-to-consumer sales channels. The Company's primary performance obligation is the delivery of products to its customers. Revenue is recognized at the point in time control of the products transfers to the customer, which generally occurs upon shipment or delivery, net of estimated returns and allowances. The Company acts as principal in all sales arrangements. Payment terms are generally net 30 days for wholesale and distributor customers, while direct-to-consumer sales are typically collected within one to three business days.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company’s property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Machinery and Equipment	7-10	231,468	(109,568)	-	121,900
Leasehold Improvements	25	3,501	(1,307)	-	2,194
Grand Total	**-**	**234,969**	**(110,875)**	**-**	**124,094**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost determined using the weighted-average cost method. The Company performs physical inventory counts on a monthly basis and records adjustments, as necessary, to reconcile inventory to physical quantities. As of December 31, 2025, inventory consisted of finished goods of $774, ingredients of $16,208, packaging materials of $48,339, production supplies of $1,000, and shipping supplies of $8,488, for total inventory of $74,859

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has unsecured notes payable to an immediate family member of the Company's founder. The notes bear interest at 2% and are payable in monthly installments commencing upon repayment of a prior related-party note. The notes mature upon full repayment of principal and accrued interest. As of December 31, 2025 and 2024, the outstanding balances were $67,761 and $72,861, respectively.

The Company received unsecured advances from one of its founders. The outstanding balance was $9,550 as of December 31, 2024 and was repaid in full during 2025.

The Company had an unsecured receivable from one of its founders related to prior cash advances. The outstanding balance was $9,027 as of December 31, 2024 and the amount was fully received by the Company during 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

The Company leases manufacturing and warehouse space under a noncancelable operating lease that commenced in September 2022 and expires in August 2029. The lease requires monthly base rent ranging from approximately $7,000 to $9,000 over the lease term, subject to scheduled annual increases. In addition to base rent, the Company is responsible for certain operating expenses, including utilities, taxes, insurance, and common area maintenance, as applicable under the lease agreement.

FASB ASC 842 Footnote

Lease expense	**Year Ended 31-Dec-25**
Operating lease expense	95,633
Total	95,633
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	93,248
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for operating leases	3.67
Weighted-average discount rate for operating leases	4%

Maturity Analysis	**Operating**
2026-12	96,040
2027-12	98,924
2028-12	101,892
2029-12	69,272
2030-12	-
Thereafter	-
Total undiscounted cash flows	366,128
Less: present value discount	(25,415)
Total lease liabilities	340,713

NOTE 5 – LIABILITIES AND DEBT

Outstanding as of December 31st, 2025

The Company entered into a Small Business Administration Economic Injury Disaster Loan for which they received $83,300 in 2020 and further amended it in 2022, resulting in total funding of $477,800. The loan bears interest at 3.75% per annum, requires monthly principal and interest payments of $2,367, is secured by substantially all of the Company's assets, and matures on June 18, 2050. The balance of the loan was $437,765 as of December 31st, 2025.

On June 25, 2024, the Company entered into a $50,000 Small Business Administration ("SBA") loan agreement. The loan bears interest at the Wall Street Journal Prime Rate plus 2.75% (initial rate of 11.25%), requires monthly principal and interest payments beginning two months after the loan date, and matures 10 years from the date of the note. The interest rate adjusts quarterly based on changes in the Wall Street Journal Prime Rate. The balance of the loan was $42,186 as of December 31st, 2025.

During 2024, the Company entered into a $150,000 Small Business Administration ("SBA") loan agreement. The loan bears interest at a variable rate equal to the Wall Street Journal Prime Rate plus 4.50% (12.50% at origination), requires monthly principal and interest payments, and matures in November 2034. The balance of the loan was $140,190 as of December 31st, 2025.

The Company has multiple equipment financing agreements. The loans are secured by the related financed equipment and require fixed monthly principal and interest payments over terms ranging from 48 to 60 months. The aggregate outstanding balance was $123,446 as of December 31, 2025.

During 2025, the Company entered into merchant cash advance arrangements pursuant to which it received funding in exchange for the sale of future receivables. Collections are made through periodic ACH withdrawals based on the terms of the respective agreements. The outstanding balance of the related obligation was $208,978 as of December 31, 2025.

During 2025, the Company entered into a merchant cash advance agreement pursuant to which it received aggregate advances of $89,500 in exchange for assigning a specified portion of its future receivables. Repayments are made through periodic remittances based on the Company's collections until the contractual purchased amount has been satisfied. The agreement is secured by the Company's receivables and certain other assets. The balance of the payable was $80,662 as of December 31st, 2025.

During 2025, the Company entered into a merchant loan agreement and received proceeds of $33,000. The loan bears a monthly fee of $363 while outstanding and is repaid through automatic daily deductions equal to 15.5% of the Company's Shopify sales, subject to a maximum repayment term of 18 months. The total repayment amount under the agreement is $36,194. The balance of the loan was $19,009 as of December 31st, 2025.

During 2025, the Company entered into a revolving line of credit agreement providing for borrowings of up to $125,000. Advances under the agreement bear interest at an annual percentage rate of 59.5%, have an initial repayment term of 18 months, and are repaid through automatic monthly payments. The Company may prepay outstanding borrowings at any time without prepayment penalties, although accrued interest remains payable through the date of repayment. The balance of the line of credit payable was $18,836 as of December 31st, 2025.

See Note 3 – Related Party Transactions for details of loans from related parties.

The following table summarizes the Company's approximate principal maturities of debt for the five years subsequent to December 31, 2025 and thereafter; amounts are estimated based on the terms of the respective agreements and actual repayments may vary.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	390,798
2027	141,182
2028	54,646
2029	43,189
2030	34,117
Thereafter	474,901

Debt Summary

Debt Instrument Name	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan 1	3.75%	2050	12,196	425,569	437,765
SBA Loan 2	WSJ Prime + 2.75% (11.25% initial)	2034	3,143	39,043	42,186
SBA Loan 3	WSJ Prime + 4.50% (12.50% at origination)	2034	9,141	131,049	140,190
Equipment Financing	N/A	2027-2029	40,731	82,715	123,446
Merchant Cash Advances 1	1% Increasing to 7% in 2027	2027	139,319	69,659	208,978
Merchant Cash Advance 2	39%	Based on collections	80,662	-	80,662
Merchant Loan	$363 monthly fee	18 months (maximum)	19,009	-	19,009
Revolving Line of Credit	59.5% APR	18 months (initial term)	18,836	-	18,836
Notes Payable - Related Party	2%	On Demand	67,761	-	67,761
Total			**390,798**	**748,035**	**1,138,833**

Loans Repaid as of December 31st, 2025

The Company had various short-term business loans totaling $48,555 outstanding as of December 31, 2024; both were fully repaid during 2025 and carried no balance as of December 31, 2025.

NOTE 6 – EQUITY

The Company was a limited liability company with a single class of membership interest held by two members. The Company converted into a C-corporation in 2026.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 4, 2026, the date these financial statements were available to be issued.

The Company converted from a limited liability company, Legally Addictive Foods, LLC, to a Delaware C-Corporation, Legally Addictive Foods, Inc., in anticipation of a securities offering under Regulation Crowdfunding (Reg CF).

The Company's capital structure now consists of 11,000,000 shares of common stock authorized, of which 9,900,000 are issued and outstanding. The Company has no other class of stock. Additionally, the Company created a 2026 Equity Incentive Plan reserving 1,100,000 shares, none of which have been granted as of the report date.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7M.

The Company founders loaned amounts totaling $94,300. The loans do not accrue interest and are due on demand.

Effective July 10, 2026, the Company entered into a revolving line of credit agreement providing for borrowings of up to $100,000. Advances under the facility bear interest at the bank's Prime Rate plus 5.50%, subject to a Prime Rate floor of 3.00%, with accrued interest payable monthly beginning September 1, 2026. The line of credit is payable on demand, and amounts outstanding may not exceed the committed borrowing limit. The agreement is guaranteed by the Company's founders.

During 2026, the Company entered into four term loan agreements with aggregate original principal borrowings of $45,000. The loans bear interest at 28.99% per annum, mature over 12 months from their respective funding dates,

and are repayable in equal monthly installments of principal and interest. The borrowings are governed by a master loan agreement and are personally guaranteed by the Company's Chief Executive Officer.

Effective in 2026, the Company entered into a merchant loan agreement and received proceeds of $45,000. The loan requires total repayment of $49,230 through daily remittances equal to 16% of eligible Shopify sales, with all amounts due no later than 18 months from the funding date. The loan is secured by substantially all of the Company's assets.

Effective January 7, 2026, the Company entered into a noncancelable operating lease for approximately 5,245 rentable square feet of warehouse space located in Weaverville, North Carolina. The lease commenced on January 15, 2026 and expires on January 31, 2028. Monthly base rent is $3,934 through January 31, 2027 and increases to $4,152 from February 1, 2027 through the expiration of the lease. The Company paid a security deposit equal to one month's rent upon execution of the lease. Under the lease, the stated rent includes common area maintenance, property taxes, building insurance, and utilities, except as otherwise provided in the agreement.

The Company entered into an advisor agreement providing for the issuance of 27,500 shares of restricted common stock to an advisor in exchange for advisory services. The shares vest over the service period in accordance with the terms of the agreement.

The Company entered into a Sale of Future Receipts Agreement pursuant to which it received net proceeds of approximately $47,465 in exchange for the sale of future receivables with a purchased amount of $71,000. Collections are remitted based on a specified percentage of future receipts and are subject to periodic reconciliation in accordance with the terms of the agreement.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.